Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ACCELRYS, INC.

VELOCITY ACQUISITION CORP.

VELQUEST CORPORATION

AND

LAUREL SERVICES, LLC,

as the Stockholders’ Representative

Dated as of December 30, 2011

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Written Consent, Release and Joinder
Exhibit C	Form of Certificate of Merger
Exhibit D	Restated Certificate of Incorporation
Exhibit E	Amended and Restated Bylaws
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Paying Agent Agreement
Exhibit H	Form of Letter of Transmittal

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as amended or modified in accordance with its terms, this “Agreement”) is made and entered into as of December 30, 2011 by and among Accelrys, Inc., a Delaware corporation (“Parent”), Velocity Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), VelQuest Corporation, a Delaware corporation (the “Company”), and Laurel Services, LLC, as the representative (the “Stockholders’ Representative”) of the holders of Company Capital Stock. Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

B. The board of directors of Parent has unanimously approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and its stockholders.

C. The board of directors of Merger Sub has unanimously approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and Parent as the sole stockholder of Merger Sub.

D. The board of directors of the Company has unanimously approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders.

F. No later than 11:59 p.m. Pacific Time on the date of this Agreement, each of the Key Stockholders will execute and deliver to Parent a written consent pursuant to Section 228 of the DGCL to the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, which written consent shall include a release of claims against the Company, the Company Subsidiaries, Parent, the Parent Subsidiaries and each of their respective Affiliates (including the Surviving Corporation) and a joinder to be bound by certain sections of this Agreement, all substantially in the form attached hereto as Exhibit B (the “Written Consent, Release and Joinder”), it being understood that the failure of any such Key Stockholder to timely deliver a duly executed Written Consent, Release and Joinder will provide Parent the right to terminate this Agreement pursuant to Section 7.1(f).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements, representations and warranties hereinafter set forth and subject to the terms and conditions hereof, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

1.1 Merger of Merger Sub into the Company. At the Effective Time, subject to and upon the terms and conditions set forth in this Agreement: (i) Merger Sub shall be merged with and into the Company; (ii) the separate existence of Merger Sub shall cease; and (iii) the Company shall continue as the surviving corporation and a wholly owned subsidiary of Parent. The Company, as the surviving entity of the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

1.2 Closing; Effective Time. Unless this Agreement is terminated pursuant to Article VII hereof, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will take place at 10:00 a.m. Pacific Time on a date to be specified by the parties hereto (the “Closing Date”), which shall be no later than the second (2nd) business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing), unless another time or date is agreed to by the parties hereto. The Closing shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP located at 4747 Executive Drive, 12th Floor, San Diego, California 92121, or at such other location as the parties hereto shall mutually agree. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger substantially in the form of Exhibit C (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed to in writing by the parties hereto and specified in the Certificate of Merger, being referred to herein as the “Effective Time”). If the Delaware Secretary requires any changes to the Certificate of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Parent, Merger Sub and the Company shall execute any necessary document incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

1.3 Effects of the Merger. The effects of the Merger shall be as set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the foregoing, at the Effective Time, by virtue of the Merger and in accordance with the DGCL, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be restated in its entirety to read as set forth on Exhibit D hereto and as so restated shall be the certificate of incorporation of the Surviving Corporation.

(b) At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read as set forth on Exhibit E hereto and as so amended and restated shall be the bylaws of the Surviving Corporation.

1.5 Board of Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, with each such director to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, in each case until his or her successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, with each such officer to hold office in accordance with the bylaws of the Surviving Corporation, in each case until his or her successor is duly appointed and qualified or until his or her earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Merger Consideration.

(a) The aggregate amount of consideration payable by Parent in connection with the Merger shall be $35,000,000 (the “Merger Consideration”), subject to adjustment as set forth in this Section 2.1.

(i) No later than two (2) business days prior to the Closing Date, the Company shall deliver to Parent an unaudited pro forma estimated balance sheet for the Company as of 11:59 p.m. Pacific Time on the date prior to the Closing Date (the “Estimated Closing Balance Sheet”), together with an estimated, itemized calculation, based on the Estimated Closing Balance Sheet, of the Working Capital Amount as of 11:59 p.m. Pacific Time on the date prior to the Closing Date (the “Estimated Working Capital Amount”). Each of the line items comprising the Estimated Closing Balance Sheet shall be prepared in accordance with GAAP using the same accounting principles, policies and methods as were historically used by the Company in preparing each of the line items comprising the Company Balance Sheet. The Company shall thereafter provide Parent with access to the working papers of the Company relating to the Estimated Closing Balance Sheet and the resulting calculation of the Estimated Working Capital Amount, as well as any other information used in preparing the Estimated Closing Balance Sheet as is reasonably requested by Parent.

(ii) At any time prior to the Closing Date, Parent shall have the right to object to the Estimated Closing Balance Sheet or the Estimated Working Capital Amount by delivering written notice of such objection to the Company. If Parent does not provide such written notice of objection to the Company, then the Estimated Closing Balance Sheet and the Estimated Working Capital Amount shall, subject to Section 2.1(a)(iv), be deemed accepted by Parent, and the Estimated Adjustment Amount shall be calculated in accordance with Section 2.1(a)(iii) based thereon. If, on the other hand, Parent provides such written notice of objection to the Company, then Representatives of Parent and the Company shall meet as promptly as practicable to discuss in good faith the proper Estimated Closing Balance Sheet, the proper Estimated Working Capital Amount and the resulting calculation of the proper Estimated Adjustment Amount in accordance with Section 2.1(a)(iii); provided, however, that if such

Representatives of Parent and the Company are unable to agree in good faith prior to the Closing Date on the proper Estimated Closing Balance Sheet, the proper Estimated Working Capital Amount and the resulting calculation of the proper Estimated Adjustment Amount in accordance with Section 2.1(a)(iii), then for purposes of calculating the Estimated Adjustment Amount in accordance with Section 2.1(a)(iii) the Estimated Working Capital Amount shall be deemed to be equal to the lesser of: (a) the Estimated Working Capital Amount as presented by the Company; and (b) the Target Working Capital Amount.

(iii) The “Estimated Adjustment Amount” shall be an amount equal to: (a) $0 if the Estimated Working Capital Amount is equal to the Target Working Capital Amount; (b) if the Estimated Working Capital Amount is less than the Target Working Capital Amount, the absolute value of the difference of (1) the Target Working Capital Amount, minus (2) the Estimated Working Capital Amount (the “Estimated Working Capital Shortfall”); and (c) if the Estimated Working Capital Amount is greater than the Target Working Capital Amount, the absolute value of the difference of (1) the Estimated Working Capital Amount, minus (2) the Target Working Capital Amount (the “Estimated Working Capital Overage”).

(iv) Within thirty (30) days following the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative an unaudited balance sheet for the Company as of 11:59 p.m. Pacific Time on the date prior to the Closing Date (the “Reviewed Closing Balance Sheet”), together with an itemized calculation, based on the Reviewed Closing Balance Sheet, of the Working Capital Amount as of 11:59 p.m. Pacific Time on the date prior to the Closing Date (the “Reviewed Working Capital Amount”). The Reviewed Closing Balance Sheet shall be prepared in accordance with GAAP using the same accounting principles, policies and methods as were historically used by the Company in preparing the Company Balance Sheet and the Estimated Closing Balance Sheet in connection with the calculation of each of the line items reflected thereon.

(v) If the Stockholders’ Representative disagrees with Parent’s calculation of the Reviewed Working Capital Amount or with the Reviewed Closing Balance Sheet, then during the thirty (30) days following the date of the Stockholders’ Representative’s receipt of the Reviewed Closing Balance Sheet, Parent and the Surviving Corporation shall each provide the Stockholders’ Representative with access to the working papers of Parent and the Surviving Corporation relating to the Reviewed Closing Balance Sheet and the resulting calculation of the Reviewed Working Capital Amount, as well as any other information used in preparing the Reviewed Closing Balance Sheet as is reasonably requested by the Stockholders’ Representative. The Reviewed Closing Balance Sheet and the resulting calculation of the Reviewed Working Capital Amount shall become final and binding at the end of such thirty (30) day period unless, prior to the end of such period, the Stockholders’ Representative has delivered to Parent written notice of its disagreement with such Reviewed Closing Balance Sheet and the resulting calculation of the Reviewed Working Capital Amount (a “Disagreement Notice”), specifying the nature and amount of any disputed item. The Stockholders’ Representative and Parent shall be deemed to have agreed with all items and amounts in the Reviewed Closing Balance Sheet not specifically referenced in the Disagreement Notice, and such items and amounts shall not be subject to review in accordance with Section 2.1(a)(vi) below.

(vi) In the event that any Disagreement Notice is timely provided to Parent pursuant to Section 2.1(a)(v), Parent and the Stockholders’ Representative shall cooperate for a period of thirty (30) days after Parent’s receipt of the Disagreement Notice (or such longer period as Parent and the Stockholders’ Representative may mutually agree) to resolve any disagreements with respect to the Reviewed Closing Balance Sheet and the Reviewed Working Capital Amount. If, at the end of such thirty (30) day period, Parent and the Stockholders’ Representative are unable to resolve any disagreements with respect to the Reviewed Closing Balance Sheet or the Reviewed Working Capital Amount, then Deloitte & Touche LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by Parent and the Stockholders’ Representative) (the “Auditor”) shall be engaged to resolve any remaining disagreements with respect to the Reviewed Closing Balance Sheet and/or the Reviewed Working Capital Amount. Parent and the Stockholders’ Representative shall instruct the Auditor to determine as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Auditor, whether and to what extent the Reviewed Closing Balance Sheet and/or the Reviewed Working Capital Amount requires adjustment; provided, however, that the Auditor shall be authorized to resolve only those items remaining in dispute between Parent and the Stockholders’ Representative in accordance with the provisions of Section 2.1(a)(v), in each case within the range of the difference between Parent’s position with respect thereto and the Stockholders’ Representative’s position with respect thereto. The fees and expenses of the Auditor shall be divided evenly between Parent and the Stockholders’ Representative (with the portion of such fees and expenses due from the Stockholders’ Representative being deducted from the Escrow Fund pursuant to joint written instructions of Parent and the Stockholders’ Representative delivered to the Escrow Agent).

(vii) The “Final Working Capital Amount” shall be equal to: (a) the Reviewed Working Capital Amount, in the event that the Stockholders’ Representative does not provide a Disagreement Notice to Parent within the thirty (30) day period provided for in Section 2.1(a)(v); or (b) the as-adjusted Reviewed Working Capital Amount as determined by the Auditor pursuant to Section 2.1(a)(vi), in the event that the Stockholders’ Representative provides a Disagreement Notice to Parent within the thirty (30) day period provided for in Section 2.1(a)(v). The Final Working Capital Amount shall be set forth on the “Final Closing Balance Sheet” which shall be: (x) the Reviewed Closing Balance Sheet, in the event that the Stockholders’ Representative does not provide a Disagreement Notice to Parent within the thirty (30) day period provided for in Section 2.1(a)(v); or (y) the as-adjusted Reviewed Closing Balance Sheet as determined by the Auditor pursuant to Section 2.1(a)(vi), in the event that the Stockholders’ Representative provides a Disagreement Notice to Parent within the thirty (30) day period provided for in Section 2.1(a)(v).

(viii) If the Estimated Working Capital Amount is greater than (i.e., more positive or less negative) the Final Working Capital Amount, then the absolute value of the difference between the Estimated Working Capital Amount, minus the Final Working Capital Amount shall be referred to as a “Reviewed Working Capital Shortfall”. If the Final Working Capital Amount is greater than (i.e., more positive or less negative) the Estimated Working Capital Amount, then the absolute value of the difference between the Final Working Capital Amount, minus the Estimated Working Capital Amount shall be referred to as a “Reviewed Working Capital Overage”.

(A) The “Final Adjustment Amount” shall be an amount equal to either the Reviewed Working Capital Shortfall or the Reviewed Working Capital Overage, as applicable.

(B) In the event that the Final Adjustment Amount is a Reviewed Working Capital Shortfall, the Net Merger Consideration shall be reduced by the absolute value of such amount and Parent shall recover such amount from the Escrow Fund, and Parent and the Stockholders’ Representative shall deliver joint written instructions to the Escrow Agent directing the Escrow Agent to release such amount to Parent.

(C) In the event that the Final Adjustment Amount is a Reviewed Working Capital Overage, the Net Merger Consideration shall be increased by the absolute value of such amount and Parent shall cause such amount to be paid into the Escrow Fund.

(ix) Any payments to be made pursuant to Section 2.1(a)(viii) shall be made within ten (10) business days of the final determination of the Final Adjustment Amount pursuant to Section 2.1(a)(viii) and shall bear interest from the Effective Time to the date of such payment at a rate, calculated daily on the basis of a year of 365 days and the actual number of days elapsed, equal to the prime rate of interest as announced or published in The Wall Street Journal.

(b) The “Net Merger Consideration” shall be an amount equal to: (i) the Merger Consideration, as increased by any Estimated Working Capital Overage or decreased by any Estimated Working Capital Shortfall, as applicable; minus (ii) all Company Transaction Fees (whether or not paid prior to the Effective Time); minus (iii) all Change in Control Payments (whether or not paid prior to the Effective Time); minus (iv) all outstanding Debt of the Company and the Company Subsidiaries. The Net Merger Consideration shall be: (x) initially allocated among the holders of Company Capital Stock in accordance with the provisions of Section 2.2 and distributed in accordance with Section 2.4 and Section 2.5; and (y) subject to adjustment following the Closing pursuant to Section 2.1(a)(viii) based on the Final Adjustment Amount. Notwithstanding any adjustments that may be made to the Net Merger Consideration following the Closing in accordance with Section 2.1(a)(viii), the parties acknowledge and agree that the Estimated Adjustment Amount shall be used for purposes of determining the amount of the Net Merger Consideration on the Closing Date.

2.2 Conversion of Stock. Subject to Sections 2.4, 2.5 and 2.6, as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any outstanding shares of Company Capital Stock, the following shall occur:

(a) Pursuant to Article Fourth, Section B(3A) of the Company Certificate: (i) each share of Series E Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to $1.875 plus dividends per share at the rate of 4% of the original purchase price of $1.50 per share per annum, computed from the date of original issuance to the Effective Time (the “Series E Base Preference Amount”), plus the Series E Participation Preference Amount (collectively, the “Series E Preference Amount”); (ii) each share of Series D Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to $2.425 plus dividends per share at the rate of 4% of the original purchase price of $0.96 per share per annum, computed from the date of original issuance to the Effective Time (the “Series D Base Preference Amount”), plus the Series D

Participation Preference Amount (collectively, the “Series D Preference Amount”); and (iii) each share of Series C Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to $4.85 (the “Series C Base Preference Amount”), plus the Series C Participation Preference Amount (collectively, the “Series C Preference Amount”); provided, however, that if the Net Merger Consideration is less than the Aggregate Senior Preference Amount, then notwithstanding the foregoing: (x) each share of Series E Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to the Series E Reduced Preference Amount; (y) each share of Series D Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to the Series D Reduced Preference Amount; and (z) each share of Series C Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to the Series C Reduced Preference Amount.

(b) Pursuant to Article Fourth, Section B(3B) of the Company Certificate, each share of Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to $3.875 (the “Series B Preference Amount”); provided, however, that if the amount by which the Net Merger Consideration exceeds the Aggregate Senior Preference Amount is less than the Aggregate Series B Preference Amount, then notwithstanding the foregoing, each share of Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to the Series B Reduced Preference Amount.

(c) Pursuant to Article Fourth, Section B(3C) of the Company Certificate, each share of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to $3.00 (the “Series A Preference Amount”); provided, however, that if the amount by which the Net Merger Consideration exceeds the Aggregate Senior / Series B Preference Amount is less than the Aggregate Series A Preference Amount, then notwithstanding the foregoing, each share of Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to the Series A Reduced Preference Amount.

(d) Pursuant to Article Fourth, Section B(3D) of the Company Certificate, each share of Company Common Stock issued and outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive a cash payment equal to the Per Share Common Stock Amount.

(e) Each share of Company Capital Stock held by the Company or any of its Subsidiaries or owned by Parent or any of the Parent Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(f) Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one (1) share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(g) For the avoidance of doubt, the parties hereto acknowledge and agree that in no event will the maximum amount of cash payable by Parent to the holders of Company Capital Stock pursuant to this Section 2.2 exceed the Net Merger Consideration.

2.3 Closing of the Company’s Transfer Books. At the Effective Time, holders of certificates representing shares of Company Capital Stock (each, a “Company Stock Certificate”) that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, except the right to receive a portion of the Net Merger Consideration as set forth in this Agreement (or, if applicable, appraisal rights) and the stock transfer books of the Company shall be closed with respect to all shares of such Company Capital Stock outstanding immediately prior to the Effective Time. At the Effective Time, holders of Company Stock Options that were outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto. No further transfer of any Company Securities shall be made on such stock transfer books after the Effective Time, and no exercise of any Company Stock Option shall be permitted, acknowledged or accepted after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 2.5.

2.4 Escrow Fund; Share of Escrow; Stockholders’ Representative Fund.

(a) Upon the Closing, an escrow (the “Escrow Fund”) in the amount of $5,250,000 (the “Escrow Amount”) will be established to serve as collateral and partial security for certain rights of Parent and the other Indemnitees hereunder, of which amount $4,302,116 (the “Stockholders’ Escrow Fund Contribution”) shall come out of the Net Merger Consideration and $947,884 (the “Management Escrow Fund Contribution”) shall come out of the Change in Control Payments otherwise payable to the individuals set forth on Schedule 2.4(a) of the Company Disclosure Schedule (the “Management Contributors”).

(b) At or prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as escrow agent in connection with the Merger (the “Escrow Agent”) pursuant to the terms of an escrow agreement substantially in the form of Exhibit F (the “Escrow Agreement”), which provides, among other things, for payments, as necessary, to secure the rights of the Indemnitees as set forth in Article VIII. At the Closing, Parent shall deposit the Escrow Amount with the Escrow Agent. The Escrow Amount shall be held, administered and released by the Escrow Agent in accordance with the terms of the Escrow Agreement.

(c) In the event that the Required Stockholder Approvals are received, all holders of Company Capital Stock (other than holders that have validly asserted and not withdrawn appraisal rights under Section 262 of the DGCL) and all Management Contributors shall, without any further action by such Persons, be deemed to have consented to and approved: (i) the use of the Escrow Fund as partial collateral to secure the rights of the Indemnitees under Article VIII in the manner set forth herein and in the Escrow Agreement; (ii) the appointment of the Stockholders’ Representative as the representative under the Escrow Agreement of the Persons receiving any portion of the Merger Consideration under this Agreement and as the attorney-in-fact and agent for and on behalf of each such Person; and (iii) all other arrangements relating to the transactions contemplated by this Agreement, including the Merger.

(d) The parties acknowledge and agree that: (i) Parent shall pay any initial setup fees associated with the establishment of the Escrow Fund; and (ii) any remaining fees associated with the maintenance of the Escrow Fund shall be deducted from the Escrow Fund.

(e) The portion of the Escrow Fund (expressed as a percentage) attributable to each holder of Company Capital Stock and each Management Contributor shall be equal to such party’s Share of Escrow (with each such party’s Share of Escrow being set forth on the Final Merger Consideration Schedule).

(f) In addition to the deposit of the Escrow Amount in the Escrow Fund, at the Closing, Parent shall deposit the sum of $100,000 (the “Stockholders’ Representative Fund”) with the Escrow Agent, to be held in a separate escrow account pursuant to the Escrow Agreement, of which $81,945 (the “Stockholders’ Stockholders’ Representative Fund Contribution”) shall come out of Net Merger Consideration and $18,055 (the “Management Stockholders’ Representative Fund Contribution”) shall come out of the Change in Control Payments otherwise payable to the Management Contributors. The portion of the Stockholders’ Representative Fund (expressed as a percentage) attributable to each holder of Company Capital Stock and each Management Contributor shall be equal to such party’s Share of Stockholders’ Representative Fund (with each such party’s Share of Stockholders’ Representative Fund being set forth on the Final Merger Consideration Schedule). The Stockholders’ Representative Fund shall be held, administered and released by the Escrow Agent in accordance with the terms of the Escrow Agreement. The Stockholders’ Representative shall use the Stockholders’ Representative Fund to pay all third party out-of-pocket costs and expenses incurred by or on behalf of the Stockholders’ Representative in its capacity as such in connection with any pending or threatened claim for indemnification by the Indemnitees or any other dispute or claim with respect to this Agreement or the transactions contemplated hereby. The Stockholders’ Representative Fund will be held or disbursed in whole or in part, as determined by the Stockholders’ Representative, and in accordance with the procedures set forth in the Escrow Agreement. The retention by the Stockholders’ Representative of any amounts in the Stockholders’ Representative Fund shall not be used as evidence that any holder of Company Capital Stock or Management Contributor has any liability with respect to any such claim for indemnification. Any amounts received by the Stockholders’ Representative in its capacity as such may be used at Stockholders’ Representative’s discretion to increase the Stockholders’ Representative Fund. Distributions of all or any part of the Stockholders’ Representative Fund to the holders of Company Capital Stock and the Management Contributors shall be made in accordance with each party’s Share of Stockholders’ Representative Fund.

2.5 Payment of Consideration and Exchange Procedures.

(a) At the Effective Time, each holder of Company Capital Stock shall be entitled to receive an amount equal to the difference of: (i) that portion of the Net Merger Consideration, if any, that such holder is entitled to receive pursuant to the terms of Section 2.2; minus (ii) such holder’s Share of Escrow; and minus (iii) such holder’s Share of Stockholders’ Representative Fund (the “Closing Consideration”).

(b) At or prior to the Effective Time, Parent shall enter into an agreement, substantially in the form of Exhibit G (the “Paying Agent Agreement”), with a bank or trust company selected by Parent and reasonably acceptable to the Company to act as the paying agent (the “Paying Agent”) for the purpose of delivering the Closing Consideration in exchange for the Company Stock Certificates.

(c) At the Closing, Parent shall deposit in cash with the Paying Agent, for the benefit of holders of Company Capital Stock entitled to receive a portion of the Net Merger Consideration set forth in Section 2.1, the Closing Consideration to which such holders shall be entitled at the Effective Time. Such funds shall be invested as provided in the Paying Agent Agreement pending payment thereof by the Paying Agent pursuant to this Section 2.5. As promptly as reasonably practicable after the date hereof, the Company will deliver or cause to be delivered to each holder of Company Capital Stock a letter of transmittal, substantially in the form of Exhibit H (the “Letter of Transmittal”) for use in the exchange of such holders’ Company Stock Certificates for the applicable portion of the Closing Consideration.

(d) Upon surrender of: (i) a Company Stock Certificate to the Paying Agent for exchange (or the provision of an affidavit as contemplated in Section 2.5(e) below); and (ii) a duly executed Letter of Transmittal, each holder of Company Capital Stock shall be entitled at and after the Effective Time to receive in exchange therefor the Closing Consideration payable with respect to the shares of Company Capital Stock held by such holder.

(e) All amounts of cash deposited with the Paying Agent in accordance with Section 2.5(c) and the Escrow Agent in accordance with Section 2.4 shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Capital Stock, except to the extent specifically set forth in this Agreement. From and after the Effective Time, the holders of Company Securities shall cease to have any rights with respect thereto, except as otherwise provided herein or by Applicable Law. Until surrendered as contemplated by this Section 2.5, each Company Capital Stock (or instrument evidencing such Company Capital Stock) shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable portion, if any, of the Net Merger Consideration in accordance with this Agreement. If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such Company Stock Certificate to have been lost, stolen or destroyed (provided that such holder shall have been listed on the Final Merger Consideration Schedule), including an indemnity reasonably acceptable to Parent against any claim that may be made against Parent or the Surviving Corporation with respect to such lost, stolen or destroyed Company Stock Certificate, the Paying Agent (or Parent, as the case may be) shall pay the applicable portion of the Net Merger Consideration to which such holder is entitled pursuant to the terms of this Agreement.

(f) Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any Net Merger Consideration payable or otherwise deliverable pursuant to this Agreement such amounts as Parent or the Surviving Corporation may determine that Parent, the Surviving Corporation or the Paying Agent, as applicable, may be required to deduct or withhold therefrom under the Code or under any Applicable Law. In addition, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder of Company Capital Stock pursuant to this Agreement such amounts (including the full principal amount and all accrued, unpaid interest) as are owing by such holder to the Company or the Surviving Corporation as of the Closing Date. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the holder to whom such amounts would otherwise have been paid.

(g) On or after the twelve (12) month anniversary of the Closing Date, Parent shall be entitled to have returned to it: (i) any funds that had been deposited with the Paying Agent and that have not been disbursed to holders of Company Capital Stock; and (ii) any amount earned on the investment of the Closing Consideration held by the Paying Agent. Thereafter, any holders who have not yet exchanged their Company Stock Certificates for the applicable portion of the Merger Consideration in accordance with this Section 2.5 shall be entitled to look only to Parent, as unsecured creditors thereof, for satisfaction of their claims for such applicable portion of the Merger Consideration, without interest. Notwithstanding anything to the contrary in this Section 2.5(g), to the fullest extent permitted by Applicable Law, neither Parent nor the Surviving Corporation shall be liable to any holder of Company Securities for any amounts properly delivered to a Government Authority pursuant to any Applicable Law. Immediately prior to the time when such amounts would otherwise escheat to or become property of any Government Authority, any amounts remaining unclaimed by holders of Company Capital Stock immediately prior to the Effective Time shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interests of any holder or other Person previously entitled thereto.

(h) At the Closing, Parent shall deposit into a designated account of the Surviving Corporation: (i) an amount equal to the Change in Control Payments set forth in a schedule to be delivered by the Company to Parent at the time the Final Merger Consideration Schedule is delivered to Parent (minus the Management Escrow Fund Contribution and minus the Management Stockholders’ Representative Fund Contribution), which amount shall be paid to the recipients thereof in accordance with such schedule; and (ii) an amount equal to the Company Transaction Fees, as set forth in a schedule to be delivered by Company to Parent at the time the Final Merger Consideration Schedule is delivered to Parent, which amounts shall be paid to the parties indicated in such schedule upon invoice thereof.

2.6 Dissenting Shares. Notwithstanding any provision in this Agreement to the contrary, shares of Company Capital Stock outstanding as of immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the applicable portion of Net Merger Consideration. Holders of such Dissenting Shares shall instead be entitled to receive payment for the fair value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL, except that if, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the applicable portion of the Net Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares and withdrawals of any such demand, and any other communications delivered to the Company pursuant to or in connection with Section 262 of the DGCL, and Parent, in consultation with the Stockholders’ Representative, shall have the right to direct all negotiations and proceedings with respect to such demands (provided, however, that Parent shall not settle any such claim without the consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld). Except with the prior written consent of Parent, the Company shall not settle or offer to settle, nor (unless required pursuant to a valid and final Order) make any payment with respect to, any such demands.

2.7 Company Stock Options. Prior to the Effective Time, the Company shall take all actions necessary or reasonably requested by Parent (including obtaining any necessary determinations and/or resolutions of the board of directors of the Company or a committee thereof, obtaining any necessary participant consents and amending any Company Stock Plan or participant agreement) to: (i) terminate each Company Stock Plan as of the Effective Time; and (ii) provide that each option to purchase shares of Company Common Stock granted under any Company Stock Plan or outside of any Company Stock Plan (each, a “Company Stock Option”) that is outstanding and unexercised (without regard to the exercise price of such Company Stock Option) as of immediately prior to the Effective Time, whether vested or unvested, shall (x) become fully vested and exercisable immediately prior to and contingent upon the Closing; and (y) as to any unexercised portion of any Company Stock Option, be canceled as of the Effective Time (in each case, without the creation of additional liability to the Company or any of the Company Subsidiaries).

2.8 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary to carry out the purposes of this Agreement and the transactions contemplated hereby, including the Merger, or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of each of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub and the Company) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as of the date hereof, in each case subject to the exceptions set forth in the disclosure schedule delivered to Parent and dated as of the date hereof (the “Company Disclosure Schedule”):

3.1 Organization, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each of the Subsidiaries of the Company, all of which are listed on Schedule 3.1(b) of the Company Disclosure Schedule (the “Company Subsidiaries”), was duly organized or formed, is validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization or formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each of the Company and the Company Subsidiaries is duly qualified to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each foreign jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries.

(b) Neither the Company nor any of the Company Subsidiaries is in violation of any provision of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or other charter documents (in each case, as applicable). Schedule 3.1(b) of the Company Disclosure Schedule sets forth: (i) the full name of each Company Subsidiary and any other entity in which the Company has an equity interest, together with details regarding its capitalization and the ownership interest of the Company (and each other Person, if applicable) therein; (ii) the jurisdiction in which each such Company Subsidiary or other entity is organized; (iii) each foreign jurisdiction in which the Company and each of the Company Subsidiaries is qualified to do business; and (iv) the names of the current directors and officers of the Company and each Company Subsidiary (or their equivalents in the case of any Company Subsidiary that is not a corporation). The Company has made available to Parent accurate and complete copies of the certificate of incorporation, bylaws, certificate of formation, limited liability company agreement and any other charter documents (in each case, as applicable) of the Company and each Company Subsidiary, in each case as currently in effect.

3.2 Authority; Binding Nature. The Company has all requisite corporate power and authority to: (i) execute and deliver this Agreement; and (ii) assuming receipt of the Required Stockholder Approvals, consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the board of directors of the Company and no other corporate proceedings on the part of the Company (other than obtaining the Required Stockholder Approvals) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally, by general equitable principles or by principles of good faith and fair dealing, regardless of whether enforcement is sought in equity or at law.

3.3 No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of, any Government Authority is necessary on the part of the Company or any Company Subsidiary in connection with the consummation by the Company of the transactions contemplated hereby, including the Merger, except for the filing of the Certificate of Merger as required by the DGCL. Neither the execution and delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby, including the Merger, by the Company, nor compliance by the Company with all of the provisions hereof will, subject to obtaining the Required Stockholder Approvals in accordance with Applicable Law: (i) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or other charter documents (in each case, as applicable) of the Company or any Company Subsidiary; (ii) violate any Applicable Law; or (iii) result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, result in any material change in or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under any of the terms, conditions or provisions of any Company Contract which would have a material adverse effect on the Company and its Subsidiaries, taken as a whole. Schedule 3.3 of the Company Disclosure Schedule lists all consents, notices, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby, including the Merger, under any Company Contracts.

3.4 Board Approval. The board of directors of the Company has: (i) approved and adopted, and declared the advisability of, this Agreement and the transactions contemplated hereby, including the Merger; and (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and the Company’s stockholders.

3.5 Capitalization.

(a) The authorized capital stock of the Company consists of 15,000,000 shares of Company Common Stock, 700,667 shares of Series A Preferred Stock, 2,398,884 shares of Series B Preferred Stock, 2,347,677 shares of Series C Preferred Stock, 1,084,680 shares of Series D Preferred Stock and 666,667 shares of Series E Preferred Stock. As of the date hereof, there are: (i) 2,848,375 shares of Company Common Stock outstanding; (ii) Company Stock Options to purchase an aggregate of 1,462,500 shares of Company Common Stock outstanding; (iii) 700,667 shares of Series A Preferred Stock outstanding; (iv) 2,398,884 shares of Series B Preferred Stock outstanding; (v) 2,347,677 shares of Series C Preferred Stock outstanding; (vi) 1,084,680 shares of Series D Preferred Stock outstanding; (vii) 666,667 shares of Series E Preferred Stock outstanding; and (viii) no treasury shares. As of the date hereof, other than: (w) 8,291,852 shares of Company Common Stock reserved for issuance upon conversion of shares of Company Preferred Stock; (x) 834,000 shares of Company Common Stock reserved for issuance pursuant to the Company’s 2009 Stock Plan (as amended from time to time prior to the date hereof, the “2009 Plan”); (y) 747,625 shares of Company Common Stock reserved for issuance pursuant to the Company’s 1999 Stock Plan (as amended from time to time prior to the date hereof, the “1999 Plan” and, together with the 2009 Plan, the “Company Stock Plans”); and (z) 72,000 shares of Company Common Stock reserved for issuance pursuant to Company Stock Options granted outside of the Company Stock Plans, the Company has no shares of Company Common Stock reserved for issuance.

(b) All outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of, any preemptive rights, purchase option, call option, right of first refusal, subscription right or any similar right under any provision of Applicable Law, the Company’s certificate of incorporation or bylaws or any Company Contract, and are not subject to any such rights, except as provided in the Stockholders’ Agreement referenced in Schedule 3.5(b). No Company Subsidiary owns any Company Capital Stock.

(c) Schedule 3.5(c) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each outstanding Company Stock Option, including with respect to each such Company Stock Option, the holder, date of grant, exercise price, vesting schedule, expiration date, number of shares of Company Common Stock subject thereto and an indication of the form of award pursuant to which such Company Stock Option was granted. Except as set forth in Section 3.5(a) or in Schedule 3.5(c) of the Company Disclosure Schedule, there are no issued, reserved for issuance or outstanding: (i) equity interests in, other voting securities of or other ownership interests in the Company; (ii) securities of the Company convertible into or exchangeable for equity interests in, other voting securities of or other ownership interests in the Company; (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any equity interests in, other voting securities of or other ownership interests in the Company or securities directly or indirectly convertible into or exercisable or exchangeable for equity interests in, other voting securities of or other ownership interests in the Company; or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any equity interests in, other voting securities of or other ownership interests in the Company.

(d) Accurate and complete copies of each Company Stock Plan, and of the forms of all agreements and instruments relating to or issued under each thereof, have been made available to Parent. Such agreements, instruments and forms have not been amended, modified or supplemented, and, except as contemplated by Section 2.7, there are no agreements to amend, modify or supplement any such agreements, instruments or forms. Each award under a Company Stock Plan was granted in accordance with the terms of such Company Stock Plan, and each Company Stock Option was granted with a per share exercise price no lower than the fair market value of one (1) share of Company Common Stock as of the grant date. No grant of a Company Stock Option involved any “back dating” or similar practices with respect to the effective date of the grant, whether intentionally or otherwise.

3.6 Compliance with Applicable Laws. The Company and each Company Subsidiary is, and has at all times since January 1, 2008 been, in compliance in all material respects with all Applicable Laws. Since January 1, 2008, neither the Company nor any Company Subsidiary has received any notice or other communication from any Government Authority or any other Person regarding any actual or alleged violation of, or failure to comply with, any Applicable Law. To the knowledge of the Company, no Government Authority has proposed any Applicable Law that, if adopted or otherwise put into effect, would reasonably be expected to have a material adverse effect on the Company or any of the Company Subsidiaries.

3.7 Company Financial Statements. The consolidated financial statements for the Company and the Company Subsidiaries as of and for the year ended December 31, 2010 and each of the eleven (11) months ended November 30, 2011, in each case provided to Parent prior to the date hereof, are herein referred to as the “Company Financial Statements” and the balance sheet of the Company as of November 30, 2011 is herein referred to as the “Company Balance Sheet”. Each of the Company Financial Statements (including, in each case, any related notes thereto): (i) was prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) as in effect on the date of such Company Financial Statements (or such other date as may be reflected in such Company Financial Statements), in each case applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of any unaudited portion of the Company Financial Statements, except as such unaudited portion of the Company Financial Statements may omit footnotes and may be subject to potential year-end adjustments that are not expected, either individually or in the aggregate, to be material); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries at the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated, consistent with the books and records of the Company and the Company Subsidiaries (except as may be indicated in the notes thereto or, in the case of any unaudited portion of the Company Financial Statements, except as such unaudited portion of the Company

Financial Statements may omit footnotes and may be subject to potential year-end adjustments that are not expected, either individually or in the aggregate, to be material). No financial statements of any Person other than the Company and the Company Subsidiaries actually included in the Company Financial Statements are required by GAAP to be included in the Company Financial Statements. Except as required by GAAP, the Company has not, between the last day of its most recently ended fiscal year and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on such last day of its most recently ended fiscal year. The Company has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year that is currently outstanding or that resulted (or would reasonably be expected to result) in an adjustment to, or any restatement of, the Company Financial Statements. No current or former independent auditor for the Company has resigned or been dismissed from such capacity as a result of or in connection with any disagreement with the Company on a matter of accounting practices.

3.8 Title to Property. The Company and the Company Subsidiaries have good and valid title to all of their respective material properties and assets, both real and personal, reflected in the Company Balance Sheet as being owned by the Company or the Company Subsidiaries, and have valid leasehold interests in all material leased properties and assets, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character other than Permitted Liens (except that no representation is made with respect to liens imposed against the owner of any leased properties or assets). Schedule 3.8 of the Company Disclosure Schedule identifies each parcel of real property owned or leased by the Company or any of the Company Subsidiaries.

3.9 Absence of Undisclosed Liabilities. Except as set forth in Schedule 3.9 of the Company Disclosure Schedule, neither the Company, nor any of the Company Subsidiaries or the other entities listed on Schedule 3.1(b) of the Company Disclosure Schedule has any liabilities (absolute, accrued, contingent or otherwise) other than: (i) liabilities identified as such in the “liabilities” column of the Company Balance Sheet; (ii) normal and recurring liabilities that have been incurred by the Company since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice that, individually or in the aggregate, do not exceed $10,000; (iii) liabilities for performance of obligations under Company Contracts, to the extent such liabilities are expressly set forth in the copies of such Company Contracts made available to Parent prior to the date of this Agreement; and (iv) liabilities and obligations under this Agreement.

3.10 Absence of Changes or Events. Except as contemplated by this Agreement, since the date of the Company Balance Sheet: (i) there has not occurred any event or development having a material adverse effect on the Company or the Company Subsidiaries, taken as a whole; and (ii) there has not been any action or omission by the Company or any of the Company Subsidiaries that, if taken during the Interim Period without Parent’s consent, would constitute a breach of Section 5.1.

3.11 Capital Stock of Subsidiaries. The Company is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries and the entities listed on Schedule 3.1(b) of the Company Disclosure Schedule. All of such shares or other equity interests have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and are owned by the Company free and clear of any claim, lien or encumbrance of any kind with respect thereto, in each case other than Permitted Liens. There are no proxies or voting agreements with respect to such shares or other equity interests, and there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments obligating the Company or any of the Company Subsidiaries to issue, transfer, sell, repurchase or redeem any shares of capital stock or other equity securities of any Company Subsidiary or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares (collectively, the “Company Subsidiary Securities”). Except as set forth on Schedule 3.1(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any interest in any Person.

3.12 Litigation.

(a) Except as disclosed on Schedule 3.12(a) of the Company Disclosure Schedule, there is no private or governmental investigation known to the Company or any claim, action, suit (whether in law or in equity), arbitration, mediation or proceeding of any nature (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company, any of the Company Subsidiaries or any of their respective officers, directors and managers (in their capacities as such), or involving any of their respective assets, before any Government Authority, arbitrator or mediator. There is no Action pending or, to the knowledge of the Company, threatened which in any manner challenges, seeks to or is reasonably likely to prevent, enjoin, alter or delay the consummation of any of the transactions contemplated by this Agreement, including the Merger, or otherwise prevent or delay the Company from performing its obligations hereunder.

(b) There is no outstanding judgment, order, writ, injunction, rule or decree of any arbitrator, mediator or Government Authority (each, an “Order”) to which the Company, any Company Subsidiary or any of their respective assets is or was a party or by which the Company, any Company Subsidiary or any of their respective assets is bound, the terms of which have not been satisfied by the Company or such Company Subsidiary.

3.13 Insurance. Schedule 3.13 of the Company Disclosure Schedule lists: (i) all insurance policies (including all workers’ compensation insurance policies) covering the business, properties or assets of the Company and the Company Subsidiaries or any Company Employee Benefit Plan or its fiduciaries; (ii) the premiums and coverages of such policies; and (iii) all claims in excess of $10,000 made against any such policies since January 1, 2008. All such policies are in effect, and accurate and complete copies of all such policies have been made available to Parent. The Company has not received written notice of the cancellation or threat of cancellation of any of such policies.

3.14 Contracts and Commitments.

(a) Except as set forth on Schedule 3.14(a) of the Company Disclosure Schedule, none of the Company, the Company Subsidiaries nor any of the entities listed on Schedule 3.1(b) of the Company Disclosure Schedule is a party to or bound by any of the following:

(i) any Contract that provides for post-employment or post-consulting liabilities or obligations, including severance pay;

(ii) any Contract or Company Employee Benefit Plan under which payments or obligations will be increased, accelerated or vested by the occurrence (whether alone or in conjunction with any other event) of any of the transactions contemplated by this Agreement, including the Merger, or under which the value of the payments or obligations will be calculated on the basis of any of the transactions contemplated by this Agreement, including the Merger, whether pursuant to a change in control or otherwise;

(iii) any Contract currently in force relating to the disposition or acquisition of assets where the fair market value of such assets exceeds $10,000, in each case other than inventory sold in the ordinary course of business and consistent with past practice;

(iv) any Contract relating to an ownership interest in any corporation, partnership, joint venture or other business enterprise or Person, excluding wholly owned Company Subsidiaries;

(v) any Contract for the purchase of materials, supplies, equipment or services, under which the aggregate payments made to one party or group of related parties during the past twelve (12) months exceeded, or for the following twelve (12) months is expected to exceed, $10,000;

(vi) any Contract for the licensing of Software or for the provision of hardware or services, in each case by the Company or any of the Company Subsidiaries;

(vii) any Contract relating to the guarantee (whether absolute or contingent) by the Company or any of the Company Subsidiaries of (A) the performance of any other Person (other than the Company or a wholly owned Company Subsidiary) or (B) the whole or any part of the indebtedness or liabilities of any other Person (other than the Company or a wholly owned Company Subsidiary);

(viii) any Contract relating to the indemnification of officers, directors, managers or agents;

(ix) any Contract containing an obligation to indemnify any Person in an amount that exceeds the cash consideration actually received by the Company or any Company Subsidiary pursuant to such Contract;

(x) any power of attorney authorizing the incurrence of an obligation on the part of the Company or the Company Subsidiaries;

(xi) any Contract which limits or restricts (A) where the Company or any of the Company Subsidiaries may conduct business, (B) the type or lines of business (current or future) in which the Company or any of the Company Subsidiaries may engage or (C) any acquisition of assets or stock (tangible or intangible) by the Company or any of the Company Subsidiaries;

(xii) any Contract under which the aggregate payments or receipts for the past twelve (12) months exceeded, or for the following twelve (12) months is expected to exceed, $10,000;

(xiii) any Contract for the borrowing or lending of money, or the availability of credit (except credit extended by the Company or any of the Company Subsidiaries to customers in the ordinary course of business and consistent with past practice);

(xiv) any Contract relating to any hedging, option, derivative or other similar transaction and any foreign exchange position or contract for the exchange of currency;

(xv) any collective bargaining agreements; or

(xvi) any Contract relating to the employment of individuals.

Each Contract of the type described in this Section 3.14(a) and in existence as of the date hereof is referred to herein as a “Company Contract”.

(b) An accurate and complete copy of each Company Contract (including all amendments thereto) has been made available to Parent.

(c) Neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any other party to a Company Contract, is in breach, violation or default under, or has received written notice that it has breached, violated or defaulted under (nor, to the knowledge of the Company, does there exist any condition under which, with the passage of time or the giving of notice or both, would reasonably be expected to cause such a breach, violation or default under), any Company Contract.

(d) Each Company Contract is a valid, binding and enforceable obligation of the Company and any applicable Company Subsidiary and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms and is in full force and effect, in each case except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles or by principles of good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

3.15 Labor Matters; Employment and Labor Contracts.

(a) Except as disclosed on Schedule 3.15(a) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is party to any union Contract or other collective bargaining agreement, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any employees of the Company or any Company Subsidiary. Each of the Company and the Company Subsidiaries is in compliance with all Applicable Laws respecting employment and employment practices and occupational health and safety requirements, except where the failure to so comply would not reasonably be expected to have a material adverse effect on the Company.

(b) There is no labor strike, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or any of the Company

Subsidiaries. No petition for certification has been filed and is pending or, to the knowledge of the Company, threatened to be filed before the National Labor Relations Board with respect to any employees of the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has any material obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), with respect to any former employees or qualifying beneficiaries thereunder. There are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any of the Company Subsidiaries and any of their respective employees. Except as disclosed on Schedule 3.15(b) of the Company Disclosure Schedule, the employment of each of the employees of the Company and each Company Subsidiary is “at will” and neither the Company nor any Company Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. Neither the Company nor any Company Subsidiary is currently a party, or has since January 1, 2008 been a party, to any Contract whereby it leases employees or other service providers from another Person.

(c) No current employee of the Company or any of the Company Subsidiaries has given notice of his or her intent to terminate, nor to the knowledge of the Company does any such employee intend to terminate or give notice of his or her intent to terminate, his or her employment with the Company or any of the Company Subsidiaries, as applicable.

(d) Except as set forth in Schedule 3.15, no current or former employee of the Company or any Company Subsidiary is, or since January 1, 2008 has been, employed by the Company or any Company Subsidiary to conduct business activities of the Company outside of the United States.

3.16 Intellectual Property.

(a) Schedule 3.16(a) of the Company Disclosure Schedule accurately identifies and describes in all material respects each proprietary product or service developed, manufactured, marketed or sold by or on behalf of the Company or any of the Company Subsidiaries, including products or services currently under development by the Company or any of the Company Subsidiaries (the “Company Products”).

(b) Schedule 3.16(b) of the Company Disclosure Schedule accurately identifies: (i) each item of Registered IP in which the Company or any of the Company Subsidiaries has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number and the current status of such registration; (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (iv) each product or service identified in Schedule 3.16(a) of the Company Disclosure Schedule that embodies, utilizes or is based upon or derived from (or, with respect to products and services under development, that is expected to embody, utilize or be based upon or derived from) such item of Registered IP. The Company has provided to Parent accurate and complete copies of all issued patents and certificates of registration with respect to each such item of Registered IP.

(c) Schedule 3.16(c) of the Company Disclosure Schedule accurately identifies: (i) all Intellectual Property Rights or Intellectual Property licensed to the Company or any of the Company Subsidiaries (other than any non-customized software that (x) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (y) is not incorporated into any of the Company Products and (z) is generally available on standard terms for less than $10,000); (ii) the corresponding Contract(s) pursuant to which such Intellectual Property Rights or Intellectual Property is licensed to the Company or any of the Company Subsidiaries; and (iii) whether the license or licenses granted to the Company or any of the Company Subsidiaries are exclusive or non-exclusive.

(d) Schedule 3.16(d) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired or otherwise holds any claim, right (whether or not currently exercisable) or interest in, any Company IP. Neither the Company nor any of the Company Subsidiaries is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of the Company Subsidiaries to use, exploit, assert or enforce any Company IP anywhere in the world.

(e) The Company has provided to Parent an accurate and complete copy of each standard form of Company IP Contract used by the Company or any of the Company Subsidiaries, including, to the extent applicable, each standard form of: (i) end user license agreement; (ii) product or service support agreement; (iii) statement of work; (iv) development agreement; (v) distributor or reseller agreement; (vi) employee agreement containing any Intellectual Property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (vii) consulting or independent contractor agreement containing any Intellectual Property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (viii) confidentiality or nondisclosure agreement; (ix) order forms; and (x) alliance or similar agreements. Schedule 3.16(e) of the Company Disclosure Schedule accurately identifies each Company IP Contract that deviates in any material respect from the corresponding standard form agreement provided to Parent.

(f) The Company and the Company Subsidiaries exclusively own all right, title and interest to and in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company or the Company Subsidiaries as identified in Schedule 3.16(c) of the Company Disclosure Schedule) free and clear of any encumbrances (other than non-exclusive licenses granted pursuant to the Contracts listed in Schedule 3.16(d) of the Company Disclosure Schedule). Without limiting the generality of the foregoing:

(i) Each Person who is or was an employee or contractor of the Company or any of the Company Subsidiaries and who is or was involved in the creation or development of any Company IP has signed an agreement, which, to the knowledge of the Company is valid and enforceable against such employee or contractor, containing an assignment of Intellectual Property Rights to the Company or one of the Company Subsidiaries and confidentiality provisions protecting the Company IP. No current or former stockholder, officer, director, employee, consultant or contractor of the Company or any of the Company Subsidiaries has asserted any claim, right (whether or not currently exercisable) or interest to or in any Company IP. To the knowledge of the Company, no employee of the Company or any of the Company Subsidiaries is: (x) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or any of the Company Subsidiaries; or (y) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality obligations.

(ii) No funding, facilities or personnel of any Government Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP.

(iii) The Company and the Company Subsidiaries have taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information that the Company or any of the Company Subsidiaries holds, or purports to hold, as a trade secret.

(iv) Neither the Company nor any of the Company Subsidiaries have assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP to any other Person.

(v) Neither the Company nor any of the Company Subsidiaries are, and neither the Company nor any of the Company Subsidiaries ever were, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any of the Company Subsidiaries to grant or offer to any other Person any license or right to any Company IP.

(vi) The Company and the Company Subsidiaries own or otherwise have, and as of immediately following the Effective Time the Surviving Corporation will continue to have, all Intellectual Property Rights needed to conduct their respective businesses as currently conducted and proposed to be conducted.

(g) All Company IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) Each U.S. patent application and U.S. patent in which the Company or any of the Company Subsidiaries has or purports to have an ownership interest was filed within one (1) year of a printed publication, public use or offer for sale of each invention described in the U.S. patent application or U.S. patent. Each foreign patent application and foreign patent in which the Company or any of the Company Subsidiaries has or purports to have an ownership interest was filed or claims priority to a patent application filed prior to each invention described in the foreign patent application or foreign patent being made available to the public.

(ii) To the Company’s knowledge, no trademark or trade name owned, used or applied for by the Company or any of the Company Subsidiaries conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or would reasonably be expected to result in, the abandonment of any trademark (whether registered or unregistered) owned, used or applied for by or on behalf of the Company or any of the Company Subsidiaries.

(iii) Each item of Company IP that is Registered IP is and at all times has been in compliance with all legal requirements and all filings, payments and other actions required to be made or taken to maintain such item of Company IP in full force and effect have been made by the applicable deadline. No application for a patent, copyright or trademark registration or any other type of Registered IP filed by or on behalf of the Company or any of the Company Subsidiaries at any time since January 1, 2008 has been abandoned, allowed to lapse or rejected. Schedule 3.16(g)(iii) of the Company Disclosure Schedule accurately identifies and describes each action, filing and payment that must be taken or made on or before the date that is ninety (90) days after the Closing Date in order to maintain such item of Company IP in full force and effect.

(iv) No interference, opposition, reissue, reexamination or other Action is, or since January 1, 2008 has been, pending or, to the Company’s knowledge, threatened, in which the scope, validity or enforceability of any Company IP is being, has been or could reasonably be expected to be contested or challenged. To the Company’s knowledge, there is no basis for a claim that any Company IP is invalid or unenforceable.

(h) To the Company’s knowledge, since January 1, 2008 no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Schedule 3.16(h) of the Company Disclosure Schedule accurately identifies (and the Company has provided to Parent an accurate and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered since January 1, 2008 by or to the Company or any of the Company Subsidiaries or any of its or their respective Representatives regarding any actual, alleged or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(i) Except as set forth on Schedule 3.16(i) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby, including the Merger, will, with or without notice or lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Company IP; (ii) a breach of any license agreement listed or required to be listed in Schedule 3.16(c) of the Company Disclosure Schedule; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP.

(j) Neither the Company nor any of the Company Subsidiaries have ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person. Without limiting the generality of the foregoing:

(i) No product, information or service ever manufactured, produced, distributed, published, used, provided or sold by or on behalf of the Company or any of the Company Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any other Person.

(ii) No infringement, misappropriation or similar claim or Action is pending or, to the Company’s knowledge, threatened against the Company or any of the

Company Subsidiaries or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of the Company Subsidiaries with respect to such claim or Action. Neither the Company nor any of the Company Subsidiaries have ever received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Rights of another Person and, to the knowledge of the Company, there are no facts or circumstances which would be likely to form the basis for any such claim or allegation.

(iii) Except as set forth on Schedule 3.16(j) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries are bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim. Neither the Company nor any of the Company Subsidiaries have ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property Right.

(k) Except as set forth on Schedule 3.16(k) of the Company Disclosure Schedule, no claim or Action involving any Intellectual Property or Intellectual Property Right licensed to the Company or any of the Company Subsidiaries is pending or, to the Company’s knowledge, has been threatened, except for any such claim or Action that, if adversely determined, would not materially adversely affect: (i) the use or exploitation of such Intellectual Property or Intellectual Property Right by the Company; or (ii) the manufacturing, distribution or sale of any Company Product.

(l) None of the Software exploited or under development by the Company or any of the Company Subsidiaries (other than non-customized third-party Software licensed to the Company for internal use on a non-exclusive basis) (collectively, “Company Software”): (i) contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date or currency data) that materially and adversely affects the use, functionality or performance of such Company Software or any Company Product containing or used in conjunction with such Company Software; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or any Company Product containing, supported, hosted or provisioned by, or used in conjunction with, such Company Software. The Company has made available a list of all currently known bugs, defects and errors in Company Software currently marketed as a Company Product.

(m) Except as otherwise set forth on Schedule 3.16(m) of the Company Disclosure Schedule, no Company Software contains, any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm” or “disabling code” (as such terms are commonly understood in the Software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device which connects to or accesses such code or on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(n) Schedule 3.16(n) of the Company Disclosure Schedule lists all escrow agreements to which the Company or any of the Company Subsidiaries are a party and lists all other parties thereto. Except as set forth in Schedule 3.16(n) of the Company Disclosure Schedule, no source code for any Company Software has been delivered, licensed or made available to any escrow agent or other Person. Except as set forth in Schedule 3.16(n) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Company Software to any escrow agent or other Person. Except as set forth in Schedule 3.16(n) of the Company Disclosure Schedule, no Company Software or Company IP exploited or currently being developed by the Company or any of the Company Subsidiaries has been licensed, distributed or otherwise made available as Open Source Technology.

(o) Except as set forth in Schedule 3.16(o) of the Company Disclosure Schedule, no Company Software or other Intellectual Property exploited or currently being developed by the Company or any of the Company Subsidiaries is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any Open Source License) that could: (i) require, or could condition the use or distribution of such Company Software or other Intellectual Property on, the disclosure, licensing, or distribution of any source code for any portion of such Company Software or other Intellectual Property; or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of the Company Subsidiaries to use, distribute or provide access to any Company Software or other Intellectual Property. Except as set forth in Schedule 3.16(o) of the Company Disclosure Schedule, no Company Software containing Open Source Technology or other Intellectual Property exploited or currently being developed by the Company or any of the Company Subsidiaries was or is used in, incorporated into, derived from, dynamically linked to, integrated, distributed or bundled with, or used in the development or compilation of, any Company Software or other Intellectual Property exploited or currently being developed by the Company or any of the Company Subsidiaries.

(p) All Computer Systems used by the Company or any of the Company Subsidiaries in connection with the operation of its or their respective businesses (“Company Computer Systems”) are in good working order and condition and have been used and maintained in material accordance with their documentation, manufacturer’s requirements and applicable insurance policies. Neither the Company nor any of the Company Subsidiaries has experienced any significant defect in design, workmanship or material of the Company Computer Systems, and, to the knowledge of the Company, the Company Computer Systems have the performance capabilities, processing capacity, resources, characteristics and functions needed to conduct the Company’s or any of the Company Subsidiaries’ businesses as currently conducted. The use of the Company Computer Systems by the Company and the Company Subsidiaries (including any Software modifications) has not resulted in and would not reasonably be expected to result in the termination of any maintenance, service, escrow, license or support agreement relating to any part of the Company Computer Systems or any reduction in the services provided to the Company or any of the Company Subsidiaries, warranties available to the Company or any of the Company Subsidiaries or rights of the Company or any of the Company Subsidiaries.

(q) The Company and the Company Subsidiaries maintain reasonable and appropriate administrative, physical and technical security controls for the Company Computer Systems in an effort to safeguard the Company Computer Systems against the risk of business disruption arising from attacks (including virus, worm and denial-of-service attacks), unauthorized activities of any employee or contractor of the Company or any of the Company Subsidiaries, hackers or any other Person. To the knowledge of the Company, there have been no material breaches of the Company’s or any of the Company Subsidiaries’ security procedures or any material attempted or successful unauthorized incidents of access, use, disclosure, modification or destruction of information or interference with systems operations in all or any portion of the Company Computer Systems, including any such breach or incident that requires notice to any Person.

(r) The Company and the Company Subsidiaries have complied in all material respects with all Applicable Laws and its internal privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by the Company, any of the Company Subsidiaries or by third parties on behalf of or having authorized access to the records of the Company or any of the Company Subsidiaries. Since January 1, 2008, neither the Company nor any of the Company Subsidiaries have received any written complaint regarding the Company’s or any of the Company Subsidiaries’ collection, use or disclosure of Personal Information. Neither the Company nor any of the Company Subsidiaries has experienced any material breach of security or unauthorized access by third parties to Personal Information in the Company’s or any of the Company Subsidiaries’ possession, custody or control.

(s) The Company’s and the Company Subsidiaries’ operation of any websites used in connection with the respective businesses of the Company or any of such Company Subsidiaries, the content thereof, and all data processed, collected, stored or disseminated in connection therewith, comply in all material respects with all Applicable Law, and do not violate any Person’s right of privacy or publicity. The Company and the Company Subsidiaries have posted privacy policies governing the Company’s and the Company Subsidiaries’ respective use of data, and disclaimers of liability, on their respective websites, and the Company and the Company Subsidiaries have complied with such applicable privacy policies in all material respects. The Company and the Company Subsidiaries have taken reasonable steps in accordance with normal industry practices to secure their respective websites and data from unauthorized access or use thereof by any Person. To the knowledge of the Company, no website security measure implemented by the Company or any of the Company Subsidiaries has been penetrated, and no website maintained by the Company or any of the Company Subsidiaries has been the target of any defacement, unauthorized access, denial-of-service assault or other attack by hackers.

3.17 Taxes.

(a) The Company and each of the Company Subsidiaries have filed all material Tax Returns required to be filed by them, and all such Tax Returns are accurate and complete in all material respects. The Company and each of the Company Subsidiaries have paid (or the Company has paid on behalf of each of the Company Subsidiaries) all Taxes due and payable as shown on such Tax Returns. No unresolved deficiencies for any Taxes have been asserted or assessed against the Company or any of the Company Subsidiaries, other than deficiencies that are reflected by reserves maintained in accordance with GAAP and are being contested in good faith and by appropriate procedures.

(b) Neither the Company nor any of the Company Subsidiaries: (i) has received any written notice that it is being audited by any Taxing authority which audit has not yet been completed; (ii) has granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax other than as the result of extending the due date of a Tax Return; (iii) has granted to any Person a power of attorney with respect to Taxes, which power of attorney will be in effect as of or following the Effective Time; (iv) has received a written inquiry from any Taxing authority regarding the filing of Tax Returns in a jurisdiction where it is not presently filing Tax Returns; or (v) has availed itself of any Tax amnesty or similar relief in any Taxing jurisdiction. There are no current audits of federal, state, local or foreign Tax Returns of the Company or of any of the Company Subsidiaries by any Taxing authority.

(c) Neither the Company nor any of the Company Subsidiaries has assumed any material liability for the Taxes of another Person under any Contract or course of dealing which liability remains unpaid. Neither the Company nor any of the Company Subsidiaries is bound by any Tax sharing agreement or similar arrangements (including any indemnity arrangements) the principal subject of which is Taxes.

(d) There is no lien for Taxes on any of the assets of the Company or any of the Company Subsidiaries, except for inchoate liens for Taxes not yet due and payable.

(e) Neither the Company nor any of the Company Subsidiaries is party to any contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payment” to a “disqualified individual” for purposes of Section 280G or Section 4999 of the Code and the regulations thereunder (and any comparable provisions of state, local or foreign Tax law).

(f) The Company and each of the Company Subsidiaries have properly withheld on all amounts paid to employees and have paid over all such amounts to the appropriate Taxing authorities.

(g) Neither the Company nor any Company Subsidiary is or has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (or a group of corporations filing a consolidated, combined or unitary income Tax Return under comparable provisions of state, local or foreign Tax law) other than a group the common parent of which is or was the Company.

3.18 Employee Benefit Plans; ERISA.

(a) Schedule 3.18(a) of the Company Disclosure Schedule lists all: (i) “employee pension benefit plans” as defined in Section 3(2) of ERISA (“Pension Plans”) whether or not subject to ERISA; (ii) “employee welfare benefit plans” as defined in Section 3(1) of ERISA (“Welfare Plans”) whether or not subject to ERISA; (iii) stock bonus, stock option, restricted stock, phantom stock, stock appreciation right, stock purchase or other equity compensation plans; bonus, profit-sharing or other incentive plans; deferred compensation arrangements; severance plans; holiday or vacation plans; sabbatical programs; relocation arrangements; or any other fringe benefit programs; and (iv) other material employee benefit or compensation plans, agreements (including any individual agreements), programs, policies or arrangements, in each case covering employees, directors and consultants of the Company, any Company Subsidiary or any of the Company ERISA Affiliates that either is maintained or contributed to by the Company, any of the Company Subsidiaries or any of the Company ERISA Affiliates or to which the Company, any of the Company Subsidiaries or any of the Company ERISA Affiliates is obligated to make payments or otherwise may have any liability (collectively, the “Company Employee Benefit Plans”).

(b) With respect to each Company Employee Benefit Plan, the Company and each of the Company Subsidiaries are in compliance in all material respects with, have performed all obligations required under, and are not subject to liability under, the applicable provisions of ERISA, the Code and other Applicable Laws and the terms of such Company Employee Benefit Plan. Each Company Employee Benefit Plan has been administered in compliance in all material respects with its terms and Applicable Laws, including ERISA and the Code. Each Company Employee Benefit Plan can be amended, terminated or otherwise discontinued at or after the Effective Time in accordance with its terms without material liability to Parent, the Company or the Surviving Corporation, and no Company Employee Benefit Plan or the assets of such plan will be subject to any surrender fees or service fees upon termination of such plan other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(c) All contributions to, and payments from, the Company’s Pension Plans and the Company Subsidiaries’ Pension Plans which are required to have been made in accordance with the Company’s Pension Plans and the Company Subsidiaries’ Pension Plans have been timely made, and timely deposits of employee contributions have been made.

(d) All of the Company’s Pension Plans and the Company Subsidiaries’ Pension Plans intended to qualify under Section 401(a) of the Code so qualify, and no event has occurred and no condition exists with respect to the form or operation of such Pension Plans which would cause the loss of such qualification or the imposition of any material liability, penalty or Tax under ERISA or the Code. With respect to each Company Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, each such Company Employee Benefit Plan and the trusts, if any, maintained thereunder, are the subjects of a favorable determination or opinion letter from the IRS with respect to its qualification or Tax exemption, as the case may be. No Company Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has permitted investment in Company Capital Stock.

(e) There are no: (i) Actions pending or, to the knowledge of the Company, threatened by any Government Authority involving the Company Employee Benefit Plans; nor (ii) Actions pending or, to the knowledge of the Company, threatened claims (other than routine claims for benefits) against any Company Employee Benefit Plans, against the assets of any of the trusts under any Company Employee Benefit Plans or against any fiduciary of any Company Employee Benefit Plans or against the Company, any Company Subsidiary or any of the Company ERISA Affiliates with respect to such Company Employee Benefit Plans or asserting any rights or claims to benefits under any Company Employee Benefit Plan or against the assets of any trust under such Company Employee Benefit Plan. To the knowledge of the Company, there are no facts or circumstances which would form the basis for any Action contemplated by this Section 3.18(e).

(f) None of the Company, any of the Company Subsidiaries nor any employee of the foregoing, nor any trustee, administrator, other fiduciary or any other “party in interest” or “disqualified person” with respect to the Pension Plans or Welfare Plans maintained by the Company or any of the Company Subsidiaries, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA), other than one which qualifies for an applicable statutory exemption.

(g) None of the Company, any of the Company Subsidiaries nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, nor have they sponsored, maintained, administered or contributed to, or had any liability with respect to, any Pension Plan subject to Title IV of ERISA, Sections 412, 430 or 4971 of the Code or Section 302 of ERISA. No Company Employee Benefit Plan is: (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iii) a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code); or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(h) None of the Company, any of the Company Subsidiaries or any of the Company ERISA Affiliates has incurred any liability under Title IV of ERISA or Section 413 of the Code with respect to a Company Employee Benefit Plan that has not been satisfied in full.

(i) With respect to each of the Company Employee Benefit Plans, accurate and complete copies of the following documents have been made available to Parent: (i) the plan document and any related trust agreement, including amendments thereto; (ii) any current summary plan descriptions and other material communications to participants relating to the plan; (iii) each plan trust, insurance, annuity or other funding contract or service provider agreement related thereto; (iv) the most recent plan financial statements and actuarial or other valuation reports prepared with respect thereto, if any; (v) the most recent United States Internal Revenue Service (“IRS”) determination letter, if any; (vi) copies of the three (3) most recent plan year nondiscrimination and coverage testing results for each plan subject to such testing requirements; and (vii) copies of any fiduciary or investment committee minutes or meeting notes for the three (3) most recent plan years. The Company or the applicable Company Subsidiary has timely filed and delivered, and made available to Parent, the three (3) most recent annual reports (Form 5500) and all schedules attached thereto for each Company Employee Benefit Plan that is subject to ERISA and Code reporting requirements, and timely made all material communications with participants, the IRS, the U.S. Department of Labor, any other applicable Government Authority, administrators, trustees, beneficiaries and alternate payees relating to any Company Employee Benefit Plan.

(j) None of the Welfare Plans maintained by the Company or any of the Company Subsidiaries provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, and then only at the expense of the participant or the participant’s beneficiary.

The Company and each of the Company Subsidiaries and Company ERISA Affiliates that maintain a “group health plan” within the meaning of Section 5000(b)(1) of the Code have complied with the notice and continuation requirements of Section 4980B of the Code, COBRA and Part 6 of Subtitle B of Title I of ERISA.

(k) No liability of the Company or any of the Company Subsidiaries under any Pension Plan or Welfare Plan has been satisfied with the purchase of a contract from an insurance company as to which the Company or any of the Company Subsidiaries has received written notice that such insurance company is in rehabilitation or a comparable proceeding. With respect to each Welfare Plan maintained by the Company or any Company Subsidiary, all claims for which the Company or the Company Subsidiaries have any liability are either: (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims; (ii) covered under a contract with a health maintenance organization (“HMO”), pursuant to which the HMO bears the liability for claims; or (iii) reflected as a liability or accrued for in the Company Financial Statements.

(l) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, including the Merger, will, either alone or in combination with another event: (i) entitle any current or former employee, officer, director or other service provider of the Company or any of the Company Subsidiaries to severance pay, unemployment compensation, a change of control payment or any other payment; or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or other service provider. Since January 1, 2010, there has been no amendment to any Company Employee Benefit Plan which would materially increase the expense of maintaining such Company Employee Benefit Plan above the level of expense incurred with respect to such Company Employee Benefit Plan for the most recent fiscal year included in the Company Financial Statements.

(m) No Company Employee Benefit Plan is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code.

(n) The Company and each Company Subsidiary is in compliance in all material respects with the WARN Act. In the past two (2) years: (i) neither the Company nor any Company Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one (1) or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of the Company Subsidiaries; and (iii) neither the Company nor any Company Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor any Company Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof or any similar event that when aggregated with enough such other events would trigger the advance notice requirements of the WARN Act.

3.19 Certain Business Practices. Neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other Person associated with or acting on behalf of the Company or any of the Company

Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Applicable Law; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

3.20 Environmental Matters.

(a) Except for the use in compliance with all Applicable Laws of ordinary amounts of cleaning and office equipment supplies, no Hazardous Materials are present, as a result of the actions of the Company or any of the Company Subsidiaries or, to the knowledge of the Company, as a result of any actions of any other Person, in the premises occupied or leased by the Company, in each case as would result in a material violation of any Environmental Laws.

(b) To the Company’s knowledge, neither the Company nor any of the Company Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed any Person to Hazardous Materials in material violation of any Environmental Law, nor has the Company or any of the Company Subsidiaries disposed of, transported, sold, used, released, exposed any Person to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in material violation of any Environmental Laws.

(c) No material Action is pending or, to the knowledge of the Company, threatened, concerning any Company Permit, Hazardous Material or Hazardous Materials Activity of the Company or any of the Company Subsidiaries. Since January 1, 2008, the Company and the Company Subsidiaries have not received written notice that the Company or any of the Company Subsidiaries are responsible, or potentially responsible, for the investigation, remediation, cleanup or similar action at any property presently or formerly used by the Company or any of the Company Subsidiaries for recycling, disposal or handling of Hazardous Materials.

3.21 Finders or Brokers. Neither the Company nor any of the Company Subsidiaries has employed or retained any investment banker, broker, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement, including the Merger.

3.22 Takeover Statutes. The Company does not have a class of voting stock that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders. The Company has taken all action necessary, if any, to exempt or exclude this Agreement and the transactions contemplated hereby, including the Merger, from: (i) the restrictions on business combinations under any applicable antitakeover law, statute or regulation (each, a “Takeover Statute”). Accordingly, neither Section 203 of the GGCL nor any Takeover Statute applies to this Agreement or the transactions contemplated hereby, including the Merger, with respect to the Company.

3.23 Consent Solicitation. The Consent Solicitation Statement: (i) complies with the Company Constituent Documents and all Applicable Laws; and (ii) does not (A) contain any information regarding the Company, the Merger or the other transactions contemplated hereby or any other information that is false or misleading with respect to any material fact or (B) omit to state any material fact necessary in order to make the information regarding the Company, the Merger or the other transactions contemplated hereby or any other information contained therein, in light of the circumstances under which such information will be provided, not false or misleading.

3.24 Full Disclosure. Neither this Agreement, the Company Disclosure Schedule nor any other agreements, documents, certificates, schedules or instruments delivered or executed by the Company or any of the Company Subsidiaries, or by any officer of the Company on behalf of the Company or any of the Company Subsidiaries, at or prior to the Closing in connection with this Agreement and the transactions contemplated hereby, including the Merger: (i) contains any representation or warranty by the Company or any of the Company Subsidiaries made to the Parent or Merger Sub or information regarding the Company or any of the Company Subsidiaries that is false or misleading with respect to any material fact; or (ii) omits to state any material fact necessary in order to make the representations and warranties made by the Company to the Parent or Merger Sub and information regarding the Company or any of the Company Subsidiaries contained herein or therein, in light of the circumstances under which such representations, warranties and information were or will be made or provided, not false or misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization, Etc.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each of Parent and Merger Sub is duly qualified to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each foreign jurisdiction where the character of its owned or leased properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement by the Outside Date.

(b) Neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation or bylaws.

4.2 Authority; Binding Nature. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the boards of directors of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub (other than the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by Parent as the sole stockholder of Merger Sub, which will occur immediately following the executing and delivery of this Agreement) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally, by general equitable principles or by principles of good faith and fair dealing, regardless of whether enforcement is sought in equity or at law.

4.3 No Violations, Etc. No filing with or notification to, and no permit, authorization, consent or approval of, any Government Authority is necessary on the part of the Parent or any Parent Subsidiary in connection with the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, except: (i) for the filing of the Certificate of Merger as required by the DGCL; and (ii) as may be required pursuant to the rules and regulations of the U.S. Securities and Exchange Commission or the Exchange. Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation of the transactions contemplated hereby, including the Merger, by Parent and Merger Sub, nor compliance by Parent and Merger Sub with all of the provisions hereof will: (x) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub; (y) violate any Applicable Law; or (z) result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, result in any material change in or give rise to any right of termination, cancellation, acceleration, redemption or repurchase under any of the terms, conditions or provisions of any Contract that is material to Parent.

4.4 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the Merger, has engaged in no other business activities and has conducted operations only incident to its formation and performance of its obligations under this Agreement.

4.5 Finders or Brokers. Neither Parent nor any of the Parent Subsidiaries has employed or retained any investment banker, broker, finder or other intermediary who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement, including the Merger.

ARTICLE V

COVENANTS

5.1 Conduct of Company Business During Interim Period.

(a) Except as contemplated or required by this Agreement or as expressly consented to in writing by Parent, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time (the “Interim Period”), the Company shall (and shall cause each of the Company Subsidiaries to): (i) conduct its operations according to its ordinary course of business consistent with past practice; (ii) use its reasonable best efforts to preserve intact its business, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, distributors, consultants, customers and others having business relationships with it; and (iii) not take any action which would reasonably be expected to adversely affect its ability to consummate the Merger or the other transactions contemplated hereby.

(b) Without limiting the generality of Section 5.1(a), and except as otherwise expressly provided in this Agreement or as set forth on Schedule 5.1 of the Company Disclosure Schedule, during the Interim Period, the Company will not, and will not permit any of the Company Subsidiaries to, without the prior written consent of Parent, which shall not be unreasonably withheld with respect to the matters covered in clause (i)(A) below, directly or indirectly, do any of the following:

(i)(A) enter into any Contract that would have been a Company Contract were the Company or any of the Company Subsidiaries a party or subject thereto on the date of this Agreement; or (B) terminate or amend in any material respect any Company Contract or waive any material right thereunder;

(ii) adopt any new severance plan or grant any severance or termination payments to any officer or employee of the Company or any of its Subsidiaries, except payments pursuant to written agreements or policies existing on the date hereof and previously disclosed in writing to Parent;

(iii) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock or other equity security or split, combine or reclassify any Company Capital Stock or other equity security or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Company Capital Stock or other equity security;

(iv) repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock or any other equity security, except pursuant to rights of repurchase of any such shares under any Company Stock Plan;

(v) cause, permit or propose any material amendments to the certificate of incorporation, bylaws, certificate of formation or limited liability company agreement (in each case, as applicable) of the Company or any of the Company Subsidiaries;

(vi) sell, lease, license (except in the ordinary course of business), encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company and the Company Subsidiaries, taken as a whole;

(vii) incur any indebtedness for borrowed money (other than ordinary course trade payables) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or any Company Subsidiary, as the case may be;

(viii) enter into any “keep well” or other contract to maintain any financial condition of any Person other than a wholly owned Company Subsidiary or enter into any arrangement having the economic effect of the foregoing;

(ix)(A) hire any new employee; (B) promote any current employee to a new position; or (C) terminate the employment of any current employee;

(x) adopt any plan that would be considered a Company Employee Benefit Plan if existing on the date hereof, amend any Company Employee Benefit Plan, enter into any employment Contract, pay any special bonus or special remuneration to any director or employee of the Company or any Company Subsidiary, or materially increase the salaries, wage rates, bonuses or other compensation of the officers or employees of the Company or any Company Subsidiary;

(xi) pay, discharge, settle, compromise or satisfy any pending or threatened Action, claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment or discharge of liabilities or obligations of the Company with respect to amounts owed to vendors or suppliers in the ordinary course of business consistent with past practice;

(xii) authorize, solicit, propose or announce an intention to authorize, recommend or propose, or enter into any Contract with respect to, any plan of liquidation or dissolution, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets, equity or other securities, any material change in capitalization, or any partnership, association or joint venture;

(xiii)(A) purchase any insurance policy requiring payment of premiums in an amount greater than $10,000 individually or in the aggregate; (B) fail to renew any insurance policy naming it as a beneficiary or a loss payee; or (C) take any steps or fail to take any steps that would permit any insurance policy naming it as a beneficiary or a loss payee to be canceled, terminated or materially altered;

(xiv) maintain its books and records in a manner other than in the ordinary course of business consistent with past practice;

(xv) enter into any hedging, option, derivative or other similar transaction or any foreign exchange position or contract for the exchange of currency;

(xvi) institute any change in its accounting methods, principles or practices other than as required by GAAP;

(xvii) in respect of any Taxes: (A) except as required by Applicable Law, make or change any material election, change any material accounting method, enter into any closing agreement, settle any material claim or assessment or consent to any material extension or waiver of the limitation period applicable to any material claim or assessment; or (B) enter into any Tax-sharing agreement or similar arrangement (including any indemnity arrangement) the principal subject of which is Taxes;

(xviii)(A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Capital Stock or other equity security, or any instrument convertible into or exercisable or exchangeable for any Company Capital Stock or other equity security; or (B) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(xix) enter into any agreement that, prior to the Effective Time, would limit the Company or any of the Company Subsidiaries, or following the Effective Time, would limit Parent, the Surviving Corporation or any of the other Parent Subsidiaries, from engaging in any line of business, competing with any Person or selling any product or service;

(xx) make capital expenditures in excess of $10,000 in the aggregate; or

(xxi) agree, resolve or commit to do any of the foregoing.

5.2 Access to Information. During the Interim Period, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to: (i) furnish to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s and the Company Subsidiaries’ offices, properties, personnel, books and records; and (ii) furnish to Parent and Parent’s Representatives such financial and operating data and other information as may be reasonably requested. Any investigation pursuant to this Section 5.2 shall be conducted in a manner so as not to interfere unreasonably with the conduct of the business of the Company or the Company Subsidiaries. All information furnished pursuant to this Section 5.2 shall be subject to that certain Nondisclosure Agreement, dated as of October 1, 2010, between Parent and the Company (the “Nondisclosure Agreement”).

5.3 No Solicitation. During the Interim Period, the Company shall not, nor shall it authorize or permit any of the Company Subsidiaries or any of its or their respective Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any Company Subsidiary), or knowingly induce or knowingly take any other action which would reasonably be expected to lead to the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal; (ii) other than informing Persons of the provisions contained in this Section 5.3, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or otherwise take any action to knowingly facilitate or knowingly induce any effort or attempt to make or implement an Acquisition Proposal; (iii) approve, endorse or recommend an Acquisition Proposal or any letter of intent, memorandum of understanding or Contract contemplating an Acquisition Proposal or requiring the Company to abandon or terminate its obligations under this Agreement; or (iv) agree, resolve or commit to do any of the foregoing. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any Person previously conducted with respect to any Acquisition Proposal. The Company shall promptly deny to any third party access to any data room (virtual or actual) containing any confidential information previously furnished to any such third party relating to any Acquisition Proposal.

5.4 Written Consent; Consent Solicitation Statement. The Company shall take all action necessary under the Company Constituent Documents and all Applicable Laws to solicit, and shall take all actions reasonably necessary to obtain, a Written Consent, Release and Joinder executed on behalf of each of the holders of Company Capital Stock (it being understood that if any Key Stockholder fails to deliver a duly executed Written Consent, Release and Joinder to Parent by 11:59 p.m. Pacific Time on the date of this Agreement, Parent will have the right to terminate this Agreement pursuant to Section 7.1(f)). In connection with the foregoing, the Company will likewise deliver to all holders of Company Capital Stock a consent solicitation statement in form and substance mutually acceptable to Parent and the Company (the “Consent Solicitation Statement”) in compliance with all Applicable Law and the Company Constituent Documents for the purpose of, among other things, soliciting the Written Consent, Release and Joinders. The Company shall solicit the execution by such holders of the Written Consent, Release and Joinder and all other consents contemplated by the Consent Solicitation Statement in compliance with Applicable Law and the Company Constituent Documents.

5.5 Reasonable Best Efforts.

(a) The Company shall use its reasonable best efforts to obtain the consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement from any third parties pursuant to Contracts listed on Schedule 3.3 of the Company Disclosure Schedule.

(b) The Company shall use its reasonable best efforts to deliver all notices required to be delivered under any Company Contracts in connection with the Merger and the other transactions contemplated by this Agreement to any third parties pursuant to Contracts listed on Schedule 3.3 of the Company Disclosure Schedule.

5.6 Public Announcements. Prior to the Effective Time, the Company shall not (and shall not permit any of the Company Subsidiaries or its or their respective Representatives to) issue any press release or make any public statement or disclosure regarding this Agreement or any of the transactions contemplated hereby, including the Merger, without Parent’s prior written consent.

5.7 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent of: (i) the occurrence or nonoccurrence of any event which would be likely to cause the failure of either of the conditions set forth in Section 6.2(b) or Section 6.2(c) to be met as of any time during the Interim Period; or (ii) the Company’s or any Company Subsidiary’s receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, including the Merger.

(b) The delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to Parent nor be deemed to have amended any of the disclosures set forth in the Company Disclosure Schedule, to have qualified the representations and warranties contained herein or to have cured any misrepresentation or breach of a representation or warranty that otherwise might have existed hereunder by reason of such material development. No disclosure after the date of this Agreement of the untruth of any representation and warranty made in this Agreement will operate as a cure of any breach of the failure to disclose the information, or of any untrue representation or warranty made herein.

5.8 Employee Benefit Matters.

(a) Other than with respect to employees, if any, who enter into separate employment agreements with Parent or any of its Affiliates (including the Surviving Corporation), Parent agrees to cause all employees of the Company and the Company Subsidiaries as of the Effective Time (the “Current Employees”) to be eligible as of the

Effective Time to participate in the employee benefit plans of Parent and the Parent Subsidiaries consistent with the eligibility criteria applied by Parent and the Parent Subsidiaries to other employees generally of Parent and the Parent Subsidiaries.

(b) No provision in this Section 5.8 will: (i) create or be deemed to create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company or any Company Subsidiary or any other Person other than the parties hereto and their respective successors and permitted assigns; (ii) constitute or create or be deemed to constitute or create an employment agreement or contract with any Person; (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Parent, the Company or any of their respective Affiliates; or (iv) limit Parent’s or the Surviving Corporation’s discretion and authority to interpret any of its respective employee benefit plans or other compensation plans, agreements, arrangements or programs, in each case in accordance with their respective terms and Applicable Law.

(c) Provided that Parent complies with its obligations pursuant to Section 5.8(a), no provision in this Section 5.8 will: (i) prohibit Parent from adding, deleting or changing providers of benefits, changing, increasing or decreasing co-payments, deductibles or other requirements for coverage or benefits (e.g., utilization review or pre-certification requirements) and/or making other changes in the administration or in the design, coverage and benefits provided to the Current Employees; or (ii) limit the right of Parent or the Surviving Corporation to amend or terminate any of its respective employee benefit plans or other compensation plans, agreements, arrangements or programs, in each case in accordance with their respective terms and Applicable Law.

5.9 Calculation of Merger Consideration; Certification.

(a) Simultaneously with the execution and delivery of this Agreement, the Company shall provide to Parent a schedule (the “Preliminary Merger Consideration Schedule”) showing: (i) a detailed list setting forth the name of each holder of Company Securities as well as, on a certificate-by-certificate and Company Stock Option-by-Company Stock Option basis (showing the number of each such certificate or Company Stock Option, as applicable), the number of shares of each class of Company Capital Stock to be held (or with respect to the Company Stock Options, the number of shares subject thereto) by such holder as of immediately prior to the Effective Time; (ii) the estimated amount of Net Merger Consideration to which each such holder of Company Securities will be entitled pursuant to Section 2.2, subject to any withholding for taxes or offsets for amounts owing the Company described in Section 2.5(f); (iii) the estimated amount of Closing Consideration to which each such holder of Company Securities will be entitled pursuant to Section 2.5; and (iv) such holder’s and each Management Contributor’s estimated Share of Escrow and Share of Stockholders’ Representative Fund.

(b) No later than the close of business on the second (2nd) business day prior to the Closing Date, the Company shall provide to Parent a schedule (the “Final Merger Consideration Schedule”) showing: (i) a detailed list setting forth the name of each holder of Company Securities as well as, on a certificate-by-certificate and Company Stock Option-by-Company Stock Option basis (showing the number of each such certificate or Company Stock

Option, as applicable), the number of shares of each class of Company Capital Stock to be held (or with respect to the Company Stock Options, the number of shares subject thereto) by such holder as of immediately prior to the Effective Time; (ii) the amount of Net Merger Consideration to which each such holder of Company Securities is entitled pursuant to Section 2.2, but subject to any withholding for taxes or offsets for amounts owing the Company described in Section 2.5(f); (iii) the amount of Closing Consideration to which each such holder of Company Securities is entitled pursuant to Section 2.5; and (iv) such holder’s and each Management Contributor’s Share of Escrow and Share of Stockholders’ Representative Fund. The Chief Executive Officer and the Chief Financial Officer of the Company shall certify on behalf of the Company that such schedule is true, accurate and complete.

5.10 Takeover Statutes. At all times prior to the Effective Time, the Company shall use its reasonable efforts to ensure that no Takeover Statute is or becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger.

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

6.1 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) No Applicable Law or Order shall have been enacted, entered, promulgated or enforced by any Government Authority, which remains in effect and which prohibits the consummation of the Merger or otherwise makes the Merger illegal.

(b) The representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct (disregarding all qualifications or limitations as to “materially” and words of similar import set forth therein) in all material respects at and as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

(c) Parent and Merger Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(d) Parent shall have furnished to the Company a certificate executed by an executive officer of Parent to evidence compliance with the conditions set forth in Section 6.1(b) and Section 6.1(c) of this Agreement.

(e) Parent shall have delivered to the Stockholders’ Representative a copy of the Escrow Agreement duly executed by Parent and the Escrow Agent.

(f) Parent shall have delivered to the Stockholders’ Representative a copy of the duly executed Paying Agent Agreement.

(g) Parent shall have delivered to Kenneth Rapp a written offer of employment, which offer shall be on such terms as have been described to the Company in writing as of the date hereof.

(h) The human resources committee of the board of directors of Parent shall have approved, contingent upon the occurrence of the Effective Time, the issuance of certain equity incentive awards to certain Current Employees, in each case as described to the Company in writing as of the date hereof.

(i) The holders of not less than 75% of the outstanding Company Capital Stock, voting together as a single class on an as-converted into Common Stock basis (but excluding for all purposes William Buote, Claude Hatfield, Kenneth Rapp and Gene Tetreault), shall have delivered to the Company written consents approving all payments to William Buote, Claude Hatfield, Kenneth Rapp and Gene Tetreault under the Company’s 2005 Management Incentive Plan and all payments to Kenneth Rapp under the Executive Severance, Non-compete and Non-solicitation Agreement between the Company and Kenneth Rapp.

6.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment of each of the following additional conditions, any one or more of which may be waived in writing by Parent:

(a) No Applicable Law or Order shall have been enacted, entered, promulgated or enforced by any Government Authority, which remains in effect and which prohibits the consummation of the Merger or otherwise makes the Merger illegal.

(b) The representations and warranties of the Company set forth in Article III shall be true and correct (disregarding all qualifications or limitations as to “materially” and words of similar import set forth therein) in all material respects at and as of the date of this Agreement and as of the Effective Time as if made at and as of the Effective Time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period).

(c) The Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(d) The Company shall have furnished to Parent a certificate executed by its principal executive officer to evidence compliance with the conditions set forth in Section 6.2(b) and Section 6.2(c) of this Agreement.

(e) The Company shall have furnished to Parent a certificate, dated as of the Closing Date, signed by the Secretary of the Company certifying that: (i) attached thereto are true and correct copies of the Company Constituent Documents, and any amendments thereto, as in effect immediately prior to the Effective Time; (ii) attached thereto are good standing certificates (including, without limitation, tax good standing) with respect to the Company from the applicable authorities in the State of Delaware and any other jurisdictions in which the Company is qualified to do business, dated as of a recent date prior to the Closing Date; (iii) attached thereto are true and correct copies of resolutions duly adopted by the board of directors and stockholders of the Company authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (iv) there are no proceedings for the dissolution or liquidation of the Company or any of the Company Subsidiaries.

(f) The Company shall have furnished to Parent the Final Merger Consideration Schedule, which shall be certified as true and correct by the Chief Executive Officer and Chief Financial Officer of the Company (it being understood that, pursuant to Section 5.9(b), the Final Merger Consideration Schedule is to be delivered to Parent no later than the close of business on the second (2nd) business day prior to the Closing Date).

(g) There shall remain employed by the Company and the Company Subsidiaries each of Bill Buote, Claude Hatfield, Rich Mayzel, Ken Rapp and Gene Tetreault.

(h) The Company shall have obtained all consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement pursuant to the Contracts set forth on Schedule 6.2(h).

(i) The Required Stockholder Approvals shall have been obtained via the receipt of sufficient duly executed and completed Written Consent, Release and Joinders from the holders of Company Capital Stock (it being understood that if any Key Stockholder fails to deliver a duly executed Written Consent, Release and Joinder to Parent by 11:59 p.m. Pacific Time on the date of this Agreement, Parent will have the right to terminate this Agreement pursuant to Section 7.1(f)).

(j) The holders of not less than 75% of the outstanding Company Capital Stock, voting together as a single class on an as-converted into Common Stock basis (but excluding for all purposes William Buote, Claude Hatfield, Kenneth Rapp and Gene Tetreault), shall have delivered to the Company written consents approving all payments to William Buote, Claude Hatfield, Kenneth Rapp and Gene Tetreault under the Company’s 2005 Management Incentive Plan and all payments to Kenneth Rapp under the Executive Severance, Non-compete and Non-solicitation Agreement between the Company and Kenneth Rapp.

(k) The Stockholders’ Representative shall have delivered to Parent a copy of the Escrow Agreement duly executed by the Stockholders’ Representative.

(l) The Company shall have furnished to Parent a certificate, duly completed and executed by its principal executive officer pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations, certifying that the shares of Company Capital Stock are not “United States real property interests” within the meaning of Section 897(c) of the Code.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Required Stockholder Approvals are obtained:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by December 30, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party hereto whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c) by Parent or the Company if any Applicable Law irrevocably prohibits or makes the Merger illegal, or if an Order has been entered by a Government Authority of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the Merger and such Order has become final and non-appealable;

(d) by Parent, upon a breach of any representation, warranty, covenant or obligation on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.2(b) or Section 6.2(c) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such breach by the Company or inaccuracy in the Company’s representations and warranties cannot be cured by the Company or, if capable of being cured, shall not have been cured by the Company, in each case within fifteen (15) days following receipt by the Company of written notice of such breach or inaccuracy from Parent (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(d) if it shall have materially breached this Agreement and remains in breach of this Agreement as of the date of such proposed termination);

(e) by the Company, upon a breach of any representation, warranty, covenant or obligation on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.1(b) or Section 6.1(c) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that such breach by Parent or Merger Sub or inaccuracy in Parent’s or Merger Sub’s representations and warranties cannot be cured by Parent or Merger Sub or, if capable of being cured, shall not have been cured by Parent or Merger Sub, in each case within fifteen (15) days following receipt by Parent of written notice of such breach or inaccuracy from the Company (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if it shall have materially breached this Agreement and remains in breach of this Agreement as of the date of such proposed termination); and

(f) by Parent if: (i) any Key Stockholder fails to deliver a duly executed Written Consent, Release and Joinder to Parent by 11:59 p.m. Pacific Time on the date of this Agreement; or (ii) any such Key Stockholder revokes or attempts to revoke, at any time during the Interim Period, its previously executed and delivered Written Consent, Release and Joinder.

7.2 Notice of Termination; Effect of Termination. A party desiring to terminate this Agreement pursuant to Section 7.1 (other than Section 7.1(a)) shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of the valid termination of this Agreement as provided in Section 7.1, except for the provisions of this Section 7.2, which shall survive the termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto other than liability for any breach of this Agreement occurring prior to such termination. No termination of this Agreement shall affect the obligations of the parties contained in the Nondisclosure Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival of Representations, Etc.

(a) Except for the representations and warranties made by the Company in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.8, 3.11, 3.16, 3.17, 3.21 and 3.22 (collectively, the “Fundamental Representations”), subject to Section 8.1(b), Section 8.1(c) and Section 8.1(f), the representations and warranties made by the Company to Parent and Merger Sub in this Agreement (including the representations and warranties set forth in Article III), the Company Disclosure Schedule and or other agreements, documents, certificates, schedules or instruments delivered or executed by the Company or any of the Company Subsidiaries, or by any officer of the Company on behalf of the Company or any of the Company Subsidiaries, at or prior to the Closing in connection with this Agreement and the transactions contemplated hereby, including the Merger, together in each case with the corresponding indemnification rights of the Indemnitees set forth in this Article VIII, shall survive the Closing and shall remain in full force and effect until, and expire at, 11:59 p.m. Pacific Time on the date that is fifteen (15) months following the Closing Date.

(b) Subject to Section 8.1(f), the representations and warranties made by the Company in Section 3.17, together with the corresponding indemnification rights of the Indemnitees set forth in this Article VIII, shall survive the Closing and shall remain in full force and effect until, and expire at, 11:59 p.m. Pacific Time on the date that is thirty (30) days following the expiration of the applicable statute of limitations.

(c) Subject to Section 8.1(f), the Fundamental Representations (other than the representations and warranties made by the Company in Section 3.17), together in each case with the corresponding indemnification rights of the Indemnitees set forth in this Article VIII, shall survive the Closing and shall remain in full force and effect until, and expire at, 11:59 p.m. Pacific Time on the date that is thirty (30) months following the Closing Date.

(d) Subject to Section 8.1(f), all of the covenants and obligations of the Company to Parent and Merger Sub contained in this Agreement, the Company Disclosure Schedule or any other agreements, documents, certificates, schedules or instruments delivered or executed by the Company or any of the Company Subsidiaries, or by any officer of the Company on behalf of the Company or any of the Company Subsidiaries, at or prior to the Closing in connection with this Agreement and the transactions contemplated hereby, including the Merger, together in each case with the corresponding indemnification rights of the Indemnitees set forth in this Article VIII, shall survive: (i) until fully performed or fulfilled, unless non-compliance with such covenants or obligations is waived in writing by Parent; or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

(e) All representations and warranties made by Parent and Merger Sub shall terminate, expire and be of no further force or effect as of the Effective Time.

(f) If, at any time prior to the expiration of the applicable survival period set forth above with respect to any particular representation, warranty, covenant or obligation of the Company referenced in Section 8.1(a), Section 8.1(b), Section 8.1(c) or Section 8.1(d), any Indemnitee delivers to the Stockholders’ Representative a written notice alleging the existence of an inaccuracy in or a breach of any representation or warranty referenced in Section 8.1(a), Section 8.1(b) or Section 8.1(c) or a breach of any covenant or obligation referenced in Section 8.1(d), setting forth in reasonable detail the basis for such Indemnitee’s belief that such an inaccuracy or breach may exist and asserting a claim for Damages under Section 8.2 based on such alleged inaccuracy or breach, then the representation, warranty, covenant or obligation underlying the claim asserted in such notice and all corresponding indemnification rights of the Indemnitees set forth in this Article VIII shall survive until such time as such claim is fully and finally resolved in accordance with this Agreement and the Escrow Agreement.

(g) The representations, warranties, covenants and obligations of the Company and the rights and remedies that may be exercised by the Indemnitees or the Stockholders’ Representative, including in each case the survival period applicable thereto, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any Indemnitee or any of its Representatives or Affiliates. The parties recognize and agree that the representations and warranties also operate as bargained for promises and risk allocation devices and that, accordingly, any Indemnitee’s knowledge, and the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or payment of Damages pursuant to this Article VIII, or, subject to the express limitations set forth herein, any other remedy based on such representations, warranties, covenants and obligations.

8.2 Indemnification Rights.

(a) From and after the Effective Time, each Indemnitee shall be held harmless and indemnified from and against, and shall be compensated, reimbursed and have paid, any Damages which are directly suffered or incurred by such Indemnitee (regardless of whether or not such Damages relate to any third party claim) and which arise from or as a result of:

(i) any inaccuracy in or breach of any representation or warranty of the Company to Parent or Merger Sub set forth in this Agreement, the Company Disclosure Schedule and any other agreements, documents, certificates, schedules or instruments delivered or executed by the Company or any of the Company Subsidiaries, or by any officer of the Company or the Company Subsidiaries on behalf of the Company or any of the Company Subsidiaries, as of the date hereof and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date in connection with this Agreement and the transactions contemplated hereby, including the Merger (in each case, without giving effect to any materiality or similar qualification contained or incorporated directly or indirectly in such representation or warranty);

(ii) any breach of any covenant or obligation of the Company to Parent or Merger Sub, at or prior to the Effective Time, in this Agreement (including the covenants set forth in Article V) or any other agreement, document, certificate, schedule or instrument delivered or executed in connection herewith by the Company or any of the Company Subsidiaries, or any officer of the Company or any of the Company Subsidiaries on behalf of the Company or any of the Company Subsidiaries, at or prior to the Closing in connection with this Agreement and the transactions contemplated hereby, including the Merger; or

(iii) any demands by holders of Company Capital Stock under Section 262 of the DGCL and any successor provision thereto (which shall include amounts paid to such holders with respect to such demands in excess of such holders’ portion of the Merger Consideration payable to holders of the same class or series of Company Capital Stock pursuant to Article II, as well as reasonable attorneys’ fees and reasonable expenses incurred in connection with such demands);

(iv) any error or inaccuracy in the Final Merger Consideration Schedule as of the Closing Date, to the extent such error or inaccuracy would result, upon correction, in Parent’s paying aggregate Net Merger Consideration in excess of the aggregate Net Merger Consideration that would have otherwise been payable;

(v)(A) Taxes of the Company or any of the Company Subsidiaries or the nonpayment thereof for any taxable years or periods ending on or before the Closing Date and the portion through the Closing Date for any taxable period that includes, but does not end on, the Closing Date; (B) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor or Subsidiary) is or was a member prior to the Effective Time, including pursuant to Treasury Regulation 1.1502-6 or any analogous or similar state, local or foreign law, rule or regulation; and (C) Taxes of any Person other than the Company or any of the Company Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to a transaction or event occurring on or before the Effective Time;

(vi) any indemnification obligations owing by the Company to any past or present officers, directors or employees of the Company (whether under the DGCL, the Company Constituent Documents, any current indemnification agreement, this Agreement or otherwise) with respect to claims made against such past or present officers, directors or employees;

(vii) any Action relating to any matter referred to in clauses “(i)” through “(vii)” above (including any Action commenced by any Indemnitee for the purpose of enforcing any of its rights under this Article VIII).

(b) From and after the Effective Time, in the event the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any of the matters for which indemnification is available pursuant to Section 8.2(a), then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such matter but in either case the total amount both Parent and the Surviving Corporation may recover shall not exceed the amount of Damages.

8.3 Indemnification Payments; Remedies.

(a) From and after the Effective Time, subject to Section 8.3(b)(ii), the Indemnitees’ right to recovery from the Escrow Fund shall be the sole and exclusive remedy under this Agreement for the matters referred to in Section 8.2(a)(i) (other than with respect to the Fundamental Representations) (the matters for which recovery is limited to the Escrow Fund pursuant to this sentence being referred to as the “Escrow Matters”). The Indemnitees shall be entitled to indemnification for the Escrow Matters only to the extent that the aggregate Damages with respect thereto exceed an amount equal to $175,000 (the “Basket Amount”); provided, however, that if and when, and at all times after, the aggregate Damages of the Indemnitees with respect to Escrow Matters equal or exceed the Basket Amount, the Indemnitees shall be indemnified and held harmless with respect to the full amount of such Damages, including the Basket Amount.

(b) With respect to any matters other than Escrow Matters for which the Indemnitees are entitled to indemnification pursuant to Section 8.2(a) (the “Non-Escrow Matters”).

(i) The Indemnitees may recover all applicable Damages for which any Indemnitee is entitled to indemnification pursuant to Section 8.2(a) from either: (i) the Escrow Fund; or (ii) directly from the holders of Company Capital Stock as set forth in Section 8.3(c); provided, however, that the Indemnitees must first seek recovery from the Escrow Fund prior to seeking recovery directly from the holders of Company Capital Stock if (x) the escrow period has not yet terminated and (y) there are still sufficient funds in the Escrow Fund that are not otherwise the subject of a pending claim by the Indemnitees.

(ii) If, in accordance with the provisions of Section 8.3(b)(i), indemnification payments are made from the Escrow Fund to Indemnitees for Non-Escrow Matters and insufficient funds remain in the Escrow Fund to satisfy Damages arising from or as a result of an Escrow Matter that would, but for the provisions of Section 8.3(b)(i), be recoverable pursuant to this Article VIII, then notwithstanding Section 8.3(a) but otherwise subject to the limitations (and exceptions thereto) with respect to Escrow Matters (including the Basket Amount and the time limitations applicable to claims regarding Escrow Matters) and subject to the other provisions of this Article VIII, each holder of Company Capital Stock shall, severally and not jointly, indemnify, compensate, reimburse and pay for such holder’s pro rata portion (based on the amount of Net Merger Consideration payable to such holder, relative to the aggregate Net Merger Consideration payable with respect to all Company Securities) (such portion being referred to herein as such holder’s “Pro Rata Share”) of any Damages that are directly suffered or incurred by such Indemnitee or to which such Indemnitee may otherwise become subject and which arise from or as a result of any such Escrow Matter; provided, however, that the maximum amount recoverable by the Indemnitees with respect to Escrow Matters pursuant to this Section 8.3(b)(ii) shall not exceed the amount of the Escrow Fund that is used, pursuant Section 8.3(b)(i), to make indemnification payments in respect of Damages arising from or as a result of Non-Escrow Matters.

(iii) The parties acknowledge that the agreements set forth in this Section 8.3(b) regarding the Indemnitees’ obligation to first seek recovery against the Escrow Fund derive from the parties’ desire to address procedural matters of convenience and are not intended to otherwise affect, from an economic standpoint, the Indemnitees’ rights to seek recovery for Escrow Matters against the Escrow Fund or for Non-Escrow Matters against the holder of Company Capital Stock pursuant to Section 8.3(c).

(c) Each holder of Company Capital Stock shall, severally and not jointly, indemnify, compensate, reimburse and pay for such holder’s Pro Rata Share of any Damages that are directly suffered or incurred by an Indemnitee or to which such Indemnitee may otherwise become subject and which arise from or as a result of any Non-Escrow Matter.

(d) Notwithstanding anything to the contrary contained herein (other than as specifically provided in Section 8.3(e)), in no event shall the aggregate amount of Damages recoverable by the Indemnitees pursuant to this Article VIII directly from any holder of Company Capital Stock exceed the portion of the Net Merger Consideration actually received on a pre-Tax basis by such holder of Company Capital Stock pursuant to Section 2.2 (including any portion of such holder’s Share of Escrow that is ultimately released to such holder); provided, however, that this Section 8.3(d) shall not: (i) prohibit Parent from seeking and obtaining recourse against any holder of Company Capital Stock in the event that such holder is ultimately determined to have received any portion of the Net Merger Consideration from Parent in excess of the portion of the Net Merger Consideration rightfully payable to such holder pursuant to Section 2.2; or (ii) prohibit the Indemnitees from seeking and obtaining recourse against the Escrow Fund pursuant to the terms of this Article VIII.

(e) Notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Agreement shall limit any remedy of an Indemnitee for fraud, willful breach, intentional misrepresentation or willful misconduct resulting in a breach of this Agreement on the part of the Company or any of its Representatives in connection with this Agreement (including regarding the Escrow Fund being the sole and exclusive remedy with respect to Escrow Matters, the arrangements relating to the Basket Amount and the limitations contained in Section 8.3(d)); provided, however, that in no event shall any holder of Company Capital Stock that did not commit such fraud, willful breach, intentional misrepresentation or willful misconduct have any monetary liability pursuant to this Agreement in excess of the portion of the Net Merger Consideration actually received on a pre-Tax basis by such holder of Company Capital Stock pursuant to Section 2.2 (including any portion of such holder’s Share of Escrow that is ultimately released to such holder); and provided further that this Section 8.3(e) shall not prohibit the Indemnitees from seeking and obtaining recourse against the Escrow Fund pursuant to the terms of this Article VIII.

(f) For the avoidance of doubt, each holder of Company Capital Stock acknowledges that, subject to the provisions of this Section 8.3, including the limitations with respect to Escrow Matters and the obligation to first seek recovery from the Escrow Fund with respect to Non-Escrow Matters, an Indemnitee shall be entitled to pursue the remedies provided in this Section 8.3 directly against any holder of Company Capital Stock for Damages up to an amount not to exceed the portion of the Net Merger Consideration actually received on a pre-Tax basis by such holder of Company Capital Stock pursuant to Section 2.2 (including any portion of such holder’s Share of Escrow that is ultimately released to such holder) (provided, however, that nothing contained in this Section 8.3 shall prohibit the Indemnitees from seeking and obtaining recourse against the Escrow Fund pursuant to the terms of this Article VIII) or such lesser amount as provided elsewhere in this Section 8.3, as the case may be, in each case without any obligation to pursue any remedy against any other holder of Company Capital Stock. Recovery of such Damages from any holder of Company Capital Stock shall not be construed as an election of remedies that would preclude or limit the ability of the Indemnitee to recover any additional Damages from any other holder of Company Capital Stock, subject to the limitations set forth herein.

(g) Notwithstanding anything to the contrary contained in this Agreement, any Damages for which any Indemnitee is entitled to indemnification under this Article VIII shall be determined without duplication of recovery by reason of any event giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement.

8.4 No Contribution. No holder of Company Capital Stock or Management Contributor shall have, and no such Person shall exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which such Person may become subject or which may be payable out of the Escrow Fund under or in connection with this Agreement.

8.5 Defense of Third Party Claims.

(a) In the event of the assertion or commencement by any Person of any claim or Action (whether against the Surviving Corporation, Parent, any of the Parent Subsidiaries or any other Person) with respect to which any of the Indemnitees may be entitled to indemnification, compensation, reimbursement or payment or any other remedy pursuant to this Article VIII, an Indemnitee shall promptly give the Stockholders’ Representative written notice of such claim or Action (each, a “Claim”); provided, however, that any failure on the part of an Indemnitee to so notify the Stockholders’ Representative shall not limit any of the Indemnitees’ rights to indemnification, compensation, reimbursement or payment under this Article VIII except to the extent such failure materially prejudices the defense of such Claim.

(b) Within ten (10) business days of delivery of such written notice, the Stockholders’ Representative may elect, by written notice delivered to Parent, to take all necessary steps to diligently contest any Claim referenced in Section 8.5(a). If the Stockholders’ Representative makes the foregoing election, Parent will have the right to participate at its own expense in all negotiations and proceedings relating to such Claim and the Stockholders’ Representative will provide Parent with reasonable access to all relevant information and documentation relating to the Claim and the prosecution or defense thereof. If the Stockholders’ Representative does not make such election within such period or fails to diligently contest such Claim after such election, Parent shall be free to handle the prosecution or defense of any such Claim and will permit the Stockholders’ Representative, at the sole cost of the Stockholders’ Representative, to participate in such prosecution or defense and will provide the Stockholders’ Representative with reasonable access to all relevant information and documentation relating to the Claim and the prosecution or defense thereof. The party not in control of the prosecution or defense of a Claim will reasonably cooperate with the other party in the conduct of the prosecution or defense of such Claim. The Stockholders’ Representative will not compromise or settle any Claim without the written consent of Parent, which shall not be unreasonably withheld or delayed. For purposes of clarification, Parent may withhold its consent to any settlement if such settlement does not include a full general release of all the claims against each applicable Indemnitee from all parties to the litigation or such settlement requires Parent or any other Indemnitee to perform any covenant or refrain from engaging in any activity.

(c) Notwithstanding the foregoing, if a Claim relates to any Intellectual Property Rights or other Intellectual Property issues, Parent shall have the right, at its election and without compromising the rights of any Indemnitee to indemnification, compensation, reimbursement or payment under this Article VIII, to retain control of the defense of such Claim rather than cede control of such Claim to the Stockholders’ Representative, provided that if the resolution of such Claim results in a right to indemnification, compensation, reimbursement or payment under this Article VIII in favor of any Indemnitee, Parent shall not settle or compromise any such Claim without the written consent of the Stockholders’ Representative, which consent will not be unreasonably withheld or delayed.

(d) If Parent proceeds with the defense of any Claim, all fees and expenses, including attorneys’ fees, relating to the defense of such Claim shall be deemed to be Damages for which such Parent is entitled to indemnification, compensation, reimbursement or payment hereunder.

8.6 Exercise of Remedies; Tax Treatment.

(a) No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any claim for indemnification, compensation, reimbursement or payment or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such claim for indemnification, compensation, reimbursement or payment or the exercise of such other remedy.

(b) To the extent permitted by Applicable Law, the parties agree to treat all payments under the provisions of this Article VIII as an adjustment to the Merger Consideration and such treatment shall govern for purposes of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Stockholders’ Representative.

(a) The holders of Company Capital Stock, by approving this Agreement and the transactions contemplated hereby, including the Merger, and the Management Contributors, by accepting their respective Change in Control Payments, hereby irrevocably appoint Laurel Services, LLC as the Stockholders’ Representative and authorize the Stockholders’ Representative to take, and consent to the Stockholders’ Representative taking, the following actions for and on behalf of holders of Company Capital Stock and the Management Contributors following the Closing: (i) to give and receive notices and communications; (ii) to take any and all actions relating to claims to hold harmless, indemnify, compensate, reimburse or pay any Indemnitee hereunder; (iii) to authorize delivery to Parent of a portion of the Escrow Fund in satisfaction of claims by the Indemnitees; (iv) to object to such deliveries; (v) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims; (vi) to take all other actions contemplated for the Stockholders’ Representative in this Agreement and in the Escrow Agreement; (vii) to execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any other documents and agreements contemplated by this Agreement (including the Escrow Agreement); (viii) to make all elections or decisions contemplated by this Agreement and any other documents and agreements contemplated by this Agreement (including the Escrow Agreement); (ix) to amend, modify or waive provisions of this Agreement (subject to Section 9.2 and Section 9.3) or any of the other related agreements to which the Stockholders’ Representative is a party; (x) to engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist the Stockholders’ Representative in complying with the Stockholders’ Representative’s duties and obligations; and (xi) to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. Parent shall be entitled to deal exclusively with the Stockholders’ Representative on all such matters relating to this Agreement (including Article VIII) and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any holder of Company Capital Stock or Management Contributor by the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any holder of Company Capital Stock or Management Contributor by the Stockholders’ Representative, as being fully binding upon such Person. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from each of the holders of Company Capital Stock and the Management Contributors. Any decision or action by the Stockholders’ Representative hereunder, including any agreement between the Stockholders’ Representative and Parent relating to the defense, payment or settlement of any claims to hold harmless, indemnify, compensate, reimburse or pay any Indemnitee hereunder, shall constitute a decision or action of all holders of Company Capital Stock and all Management Contributors and shall be final, binding and conclusive upon each such Person. No holder of Company Capital Stock or Management Contributor shall have the right to object to, dissent from, protest or otherwise contest the same.

(b) If the Stockholders’ Representative shall for any reason become unable to fulfill its responsibilities as the agent of the holders of Company Capital Stock, then Kenneth Rapp shall, within ten (10) days after the date upon which the Stockholders’ Representative becomes unable to fulfill its responsibilities, appoint a successor representative reasonably satisfactory to Parent. Any such successor shall become the “Stockholders’ Representative” for all purposes hereunder.

(c) No bond shall be required of the Stockholders’ Representative. The Stockholders’ Representative shall not be liable for any act done or omitted hereunder as Stockholders’ Representative except in each case if and to the extent a court of competent jurisdiction has finally determined that the Stockholders’ Representative has engaged in willful misconduct. The holders of Company Capital Stock shall severally indemnify the Stockholders’ Representative and hold the Stockholders’ Representative harmless against any loss, liability or expense incurred in good faith on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder.

(d) The Stockholders’ Representative is serving in this capacity solely for purposes of administrative convenience. The Stockholders’ Representative, as such, is not personally liable for any of the obligations of the holders of Company Capital Stock or Management Contributors hereunder, and the Indemnitees agree that they will not look to the underlying assets of the Stockholders’ Representative for the satisfaction of any obligations of the holders of Company Capital Stock or the Management Contributors.

9.2 Amendment and Modification. This Agreement may be amended, modified or supplemented only by the written agreement of Parent, Merger Sub and the Company at any time prior to the Effective Time; provided, however, that after the Required Stockholder Approvals are obtained there shall be no amendment or waiver that, pursuant to Applicable Law, requires further approval of such holders, without the receipt of such further approvals.

9.3 Waiver of Compliance; Consents. Any failure of Parent or Merger Sub, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company (with respect to any failure by Parent or Merger Sub) or by Parent or Merger Sub (with respect to any failure by the Company), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be deemed effective when given in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.3.

9.4 Notices. All notices, requests, demands, claims and other communications that are required to be or may be given under this Agreement must be in writing and shall be deemed to have been effectively given: (i) upon personal delivery to the recipient; (ii) when sent by confirmed facsimile, if sent during normal business hours of the recipient; if not, then on the next business day; or (iii) one (1) business day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient at the following addresses:

if to Parent or Merger Sub, to:	Accelrys, Inc. 10188 Telesis Court, Suite 100 San Diego, CA 92121
Facsimile: 858-799-5107 Attention: David R. Mersten

with a copy to:	Paul Hastings LLP 4747 Executive Drive, 12th Floor San Diego, CA 92121
Facsimile: 858-458-3132 Attention: Scott E. Oross

if to the Company, to:	VelQuest Corporation 25 South Street Hopkinton, MA 01748
Facsimile: 508-497-2396 Attention: Kenneth Rapp, CEO

with a copy to:	Christopher Holsing 36 Niblick Way
North Reading, MA 01864
Facsimile: 978-719-6252

if to the Stockholders’
Representative, to:	Laurel Services, LLC 16 Laurel Avenue, Suite 200 Wellesley Hills, MA 02481
Facsimile: 781-237-6911 Attention: Jeffrey Ward

with a copy to:	Choate Hall & Stewart LLP Two International Place Boston, MA 02110
Facsimile: 617-248-4000 Attention: Andrew E. Taylor, Jr.

or to such other address as any party shall have furnished to the other by notice given in accordance with this Section 9.4.

9.5 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or remedies upon any Person other than: (i) the parties hereto; and (ii) to the extent provided herein, the Indemnitees.

9.6 Governing Law. This Agreement shall be governed by the laws of the State of Delaware without reference to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction.

9.7 Specific Enforcement; Consent to Jurisdiction. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations pursuant to this Agreement in accordance with its specified terms or otherwise breach such terms. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that: (i) any party has an adequate remedy at law; or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. In addition, each of the parties hereto: (x) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any state court located in the State of Delaware in the event that any dispute arises out of this Agreement or the transactions contemplated hereby, including the Merger; (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (z) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby, including the Merger, in any court other than a federal court located in the State of Delaware or a state court located in the State of Delaware.

9.8 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE MERGER.

9.9 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile signatures, any one of which need not contain the signatures of more than one (1) party and each of which shall be an original, but all such counterparts taken together shall constitute one and the same instrument. The exchange of copies of this Agreement or amendments thereto and of signature pages by facsimile transmission or by e-mail transmission in portable digital format (or similar format) shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement or amendment for all purposes. Signatures of the parties transmitted by facsimile or by e-mail transmission in portable digital format (or similar format) shall be deemed to be their original signatures for all purposes.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Interpretation.

(a) For purposes of this Agreement, whenever the context requires, the singular number will include the plural, and vice versa, the masculine gender will include the feminine and neuter genders, the feminine gender will include the masculine and neuter genders, and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”.

(c) Except as otherwise expressly indicated, all references in this Agreement to a “Section”, “Article”, “Preamble”, “Recitals” or “Exhibit” are intended to refer to a Section, Article, the Preamble, the Recitals or an Exhibit of this Agreement, and all references to a “Schedule” are intended to refer to a Schedule of the Company Disclosure.

(d) As used in this Agreement, the terms “hereof”, “hereunder”, “herein” and words of similar import will refer to this Agreement as a whole and not to any particular provision, Section, Exhibit or Schedule of this Agreement.

(e) Each party hereto has participated in the drafting of this Agreement, which each party hereto acknowledges is the result of extensive negotiations among the parties hereto. Consequently, this Agreement will be interpreted without reference to any rule or precept of Applicable Law that states that any ambiguity in a document be construed against the drafter.

(f) Any reference in this Agreement to “$” or “dollars” will mean U.S. dollars.

(g) All references to any section of any law include any amendment of, and/or successor to, that section.

(h) The table of contents and Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(i) All terms defined in this Agreement shall have such defined meanings when used in the Company Disclosure Schedule or any certificate or other document made or delivered pursuant hereto or thereto unless otherwise defined therein.

9.12 Entire Agreement. This Agreement and the Nondisclosure Agreement, including the exhibits hereto and the documents and instruments referred to herein (including the Company Disclosure Schedule), embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

ACCELRYS, INC.

By:	/s/ David R. Mersten
Name: David R. Mersten
Title: Senior Vice President, General Counsel and Secretary

VELOCITY ACQUISITION CORP.

By:	/s/ David R. Mersten
Name: David R. Mersten
Title: Vice President and Secretary

VELQUEST CORPORATION

By:	/s/ Kenneth N. Rapp
Name: Kenneth N. Rapp
Title: President and Chief Executive Officer

LAUREL SERVICES, LLC

By:	/s/ Jeffrey T. Ward
Name: Jeffrey T. Ward
Title: Manager

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTAIN DEFINITIONS

“1999 Plan” shall have the meaning set forth in Section 3.5(a).

“2009 Plan” shall have the meaning set forth in Section 3.5(a).

“Acquisition Proposal” shall mean any offer, proposal or indication of interest (other than an offer, proposal or indication of interest by Parent or its Affiliates) contemplating or otherwise relating to any transaction or series of related transactions involving any:

(a) merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which: (i) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than 15% of the outstanding shares of any class of voting securities of the Company;

(b) sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for: (i) 15% or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) 15% or more of the fair market value of the assets of the Company; or

(c) liquidation or dissolution of the Company.

“Action” shall have the meaning set forth in Section 3.12(a).

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Aggregate Preference Amount” shall mean the sum of: (i) the Aggregate Senior Preference Amount; plus (ii) the Aggregate Series B Preference Amount; plus (iii) the Aggregate Series A Preference Amount.

“Aggregate Senior Base Preference Amount” shall mean the sum of: (i) the Aggregate Series E Base Preference Amount; plus (ii) the Aggregate Series D Base Preference Amount; plus (iii) the Aggregate Series C Base Preference Amount.

“Aggregate Senior Preference Amount” shall mean the sum of: (i) the Aggregate Series E Preference Amount; plus (ii) the Aggregate Series D Preference Amount; plus (iii) the Aggregate Series C Preference Amount.

“Aggregate Senior / Series B Preference Amount” shall mean the sum of: (i) the Aggregate Senior Preference Amount; plus (ii) the Aggregate Series B Preference Amount.

“Aggregate Series A Preference Amount” shall mean the product of: (i) the Series A Preference Amount; multiplied by (ii) the number of shares of Series A Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series B Preference Amount” shall mean the product of: (i) the Series B Preference Amount; multiplied by (ii) the number of shares of Series B Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series C Base Preference Amount” shall mean the product of: (i) the Series C Base Preference Amount; multiplied by (ii) the number of shares of Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series D Base Preference Amount” shall mean the product of: (i) the Series D Base Preference Amount; multiplied by (ii) the number of shares of Series D Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series E Base Preference Amount” shall mean the product of: (i) the Series E Base Preference Amount; multiplied by (ii) the number of shares of Series E Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series C Preference Amount” shall mean the product of: (i) the Series C Preference Amount; multiplied by (ii) the number of shares of Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series D Preference Amount” shall mean the product of: (i) the Series D Preference Amount; multiplied by (ii) the number of shares of Series D Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series E Preference Amount” shall mean the product of: (i) the Series E Preference Amount; multiplied by (ii) the number of shares of Series E Preferred Stock outstanding as of immediately prior to the Effective Time.

“Agreement” shall have the meaning set forth in the Preamble to this Agreement.

“Applicable Law” shall mean, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Government Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise herein.

“Auditor” shall have the meaning set forth in Section 2.1(a)(vi).

“Basket Amount” shall have the meaning set forth in Section 8.3(a).

“Certificate of Merger” shall have the meaning set forth in Section 1.2.

“Change in Control Payments” shall mean and include all amounts payable pursuant to the Company’s 2005 Management Incentive Plan and all bonuses, severance payments, accelerated payments and other similar amounts that may become payable by the Company or any of the Company Subsidiaries to any directors, officers or employees of the Company or any of the Company Subsidiaries or other Persons in connection with or as a result of the consummation of the transactions contemplated by this Agreement, including the Merger.

“Claim” shall have the meaning set forth in Section 8.5(a).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Consideration” shall have the meaning set forth in Section 2.5(a).

“Closing Date” shall have the meaning set forth in Section 1.2.

“COBRA” shall have the meaning set forth in Section 3.15(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble to this Agreement.

“Company Balance Sheet” shall have the meaning set forth in Section 3.7.

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Company Certificate” shall mean the Fifth Amended and Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary on December 27, 2007, as amended by that certain Certificate of Amendment filed with the Delaware Secretary on March 31, 2010.

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Computer Systems” shall have the meaning set forth in Section 3.16(p).

“Company Constituent Documents” shall mean the Company Certificate and the Company bylaws.

“Company Contract” shall have the meaning set forth in Section 3.14(a).

“Company Disclosure Schedule” shall have the meaning set forth in Article III.

“Company Employee Benefit Plans” shall have the meaning set forth in Section 3.18(a).

“Company ERISA Affiliate” shall mean any person (as defined in Section 3(9) of ERISA) that is or has been a member of any group of persons described in Section 414(b), (c), (m) or (o) of the Code, including the Company or any of the Company Subsidiaries.

“Company Financial Statements” shall have the meaning set forth in Section 3.7.

“Company IP” shall mean all Intellectual Property Rights and Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries.

“Company IP Contract” shall mean any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Intellectual Property developed by, with, or for the Company or any of the Company Subsidiaries.

“Company Preferred Stock” shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

“Company Products” shall have the meaning set forth in Section 3.16(a).

“Company Securities” shall mean the Company Capital Stock and the Company Stock Options.

“Company Software” shall have the meaning set forth in Section 3.16(l).

“Company Stock Certificate” shall have the meaning set forth in Section 2.3.

“Company Stock Option” shall have the meaning set forth in Section 2.7.

“Company Stock Plans” shall have the meaning set forth in Section 3.5(a).

“Company Subsidiaries” shall have the meaning set forth in Section 3.1(a).

“Company Subsidiary Securities” shall have the meaning set forth in Section 3.11.

“Company Transaction Fees” shall mean all fees, costs and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) incurred or payable by the Company in connection with this Agreement and the transactions contemplated hereby, including the Merger, including all such fees, costs and expenses associated with or incurred or payable in connection with: (i) the due diligence conducted in connection with this Agreement or the transactions contemplated hereby, including the Merger; (ii) the negotiation, preparation and review of this Agreement (including the Company Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, including the Merger; and (iii) the preparation and submission of any filing or notice, or the solicitation or obtaining of any consent, required in connection with the transactions contemplated by this Agreement, including the Merger.

“Computer Systems” shall mean computing, networking and communications equipment, including: (i) mainframe, midrange, server and distributed computing equipment; (ii) personal computers, laptop computers and workstations; (iii) voice/video, telecommunications and network equipment; (iv) associated attachments, features, accessories, peripheral devices, wiring and cabling; and (v) Software relating to or necessary for the operation of any of the foregoing.

“Consent Solicitation Statement” shall have the meaning set forth in Section 5.4.

“Contract” shall mean, with respect to any Person, any agreement, instrument, contract, obligation, commitment or arrangement, whether written or oral, to which such Person is a party.

“Current Assets” shall mean and include the following line items on the Final Closing Balance Sheet: (i) Cash and cash equivalents; and (ii) Accounts receivable.

“Current Employees” shall have the meaning set forth in Section 5.8(a).

“Current Liabilities” shall mean and include the following line item on the Final Closing Balance Sheet: Accounts payable and accrued expenses.

“Damages” shall mean any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature; provided, however, that “Damages” shall not include consequential or punitive damages (other than any such damages awarded in connection with a Claim that is the subject of Section 8.5).

“Debt” of a Person shall mean any of the following, without duplication, whether or not classified as indebtedness or a liability of the Person under GAAP:

(i) any indebtedness of the Person (a) for borrowed money, (b) on a note, bond, debenture or similar instrument, (c) to repay a loan, advance or extension of credit, (d) on any security other than an equity security, (e) on a repurchase agreement, (f) under a conditional sale or title retention arrangement, (g) on a letter of credit, acceptance or acceptance facility, (h) as account party on a letter of credit, or to reimburse the issuer on a letter of credit; or (i) classified as a debt, indebtedness or financing under GAAP or any Applicable Law relating to Taxes;

(ii) any Debt of a third party to the extent such Debt is subject to a guaranty by the Person; and

(iii) all capitalized lease obligations of such Person or for which such Person may be liable;

provided, however, that “Debt” of the Company and the Company Subsidiaries shall in no event include any Current Liabilities.

“Delaware Secretary” shall have the meaning set forth in Section 1.2.

“DGCL” shall have the meaning set forth in the Recitals to this Agreement.

“Disagreement Notice” shall have the meaning set forth in Section 2.1(a)(v).

“Dissenting Shares” shall have the meaning set forth in Section 2.6.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Environmental Law” shall mean any Applicable Law, rule or regulation promulgated by any Government Authority relating to: (i) the control of any potential Hazardous Materials or protection of the air, water or land; (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation of Hazardous Materials; (iii) human health and safety with respect to exposures to and management of Hazardous Materials; or (iv) the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“Escrow Agent” shall have the meaning set forth in Section 2.4(b).

“Escrow Agreement” shall have the meaning set forth in Section 2.4(b).

“Escrow Amount” shall have the meaning set forth in Section 2.4(a).

“Escrow Fund” shall have the meaning set forth in Section 2.4(a).

“Escrow Matters” shall have the meaning set forth in Section 8.3(a).

“Estimated Adjustment Amount” shall have the meaning set forth in Section 2.1(a)(iii).

“Estimated Closing Balance Sheet” shall have the meaning set forth in Section 2.1(a)(i).

“Estimated Working Capital Amount” shall have the meaning set forth in Section 2.1(a)(i).

“Estimated Working Capital Overage” shall have the meaning set forth in Section 2.1(a)(iii).

“Estimated Working Capital Shortfall” shall have the meaning set forth in Section 2.1(a)(iii).

“Exchange” shall mean the NASDAQ Global Market.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Final Adjustment Amount” shall have the meaning set forth in Section 2.1(a)(viii).

“Final Closing Balance Sheet” shall have the meaning set forth in Section 2.1(a)(vii).

“Final Merger Consideration Schedule” shall have the meaning set forth in Section 5.9(b).

“Final Working Capital Amount” shall have the meaning set forth in Section 2.1(a)(vii).

“Fundamental Representations” shall have the meaning set forth in Section 8.1(a).

“GAAP” shall have the meaning set forth in Section 3.7.

“Government Authority” shall mean any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority (including the Exchange).

“Hazardous Materials” shall mean and include any substance that has been designated by any Government Authority or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant thereto, in all cases excluding office and janitorial supplies (insofar as they are stored or used in the ordinary course of business).

“Hazardous Materials Activities” shall have the meaning set forth in Section 3.20(b).

“HMO” shall have the meaning set forth in Section 3.18(k).

“Indemnitees” shall mean and include: (i) Parent and the Parent Subsidiaries; and (ii) Parent’s and the Parent Subsidiaries’ current and future Affiliates (including the Surviving Corporation); (iii) the respective officers, directors, employees and agents of the Persons referred to in the foregoing clauses (i) and (ii); and (iv) the respective successors and assigns of the Persons referred to in clauses (i) and (ii) above.

“Intellectual Property” shall mean and includes all algorithms, APIs, application program interfaces, customer lists, databases, schemata, data collections, design documents and analyses, diagrams, documentation, domain names, drawings, formulae, inventions (whether or not patentable), internet protocol addresses, know-how, literary works, logistics information, logos, maps, marketing plans and collateral, marks (including names, logos, slogans, and trade dress), methods, methodologies, network configurations, architectures, topologies and topographies, processes, program listings, programming tools, proprietary information, protocols, sales data, schematics, specifications, Software, Software code (in any form including source code and executable or object code), subroutines, user interfaces, techniques, URLs, websites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as blueprints, compilations of information, instruction manuals, notebooks, prototypes, reports, samples, studies, and summaries).

“Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) patents and industrial property rights; (v) other proprietary rights in Intellectual Property of every kind and nature; and (vi) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (i) through (v) above.

“Interim Period” shall have the meaning set forth in Section 5.1(a).

“IRS” shall have the meaning set forth in Section 3.18(i).

“Key Stockholder” shall mean and include: Andrew Ferrara, Steven Prelack, Ken Rapp, Jeffrey Ward, Barry Weinberg, Francis Zenie, Landmark/VelQuest Partners, LLC, IBM Retirement Plan Trust, Banela Corporation, Rosebay Medical Company LP, Peachtree/VelQuest Partners, LLC and Teachers Insurance & Annuity Association of America.

An individual shall be deemed to have “knowledge” or to have “known” of a particular fact, circumstance or matter if such individual is actually aware of such fact, circumstance or matter. A Person (other than an individual) shall be deemed to have “knowledge” of a particular fact, circumstance or other matter if any individual who is serving, at the time the same is to be determined, as a director, officer or key employee of such Person has knowledge of such fact, circumstance or other matter; provided, however, that the Company shall be deemed to have “knowledge” of a particular fact, circumstance or other matter if any of Bill Buote, Claude Hatfield, Rich Mayzel, Ken Rapp or Gene Tetreault has knowledge of such fact, circumstance or other matter.

“Letter of Transmittal” shall have the meaning set forth in Section 2.5(c).

“Management Contributors” shall have the meaning set forth in Section 2.4(a).

“Management Escrow Fund Contribution” shall have the meaning set forth in Section 2.4(a).

“Management Stockholders’ Representative Fund Contribution” shall have the meaning set forth in Section 2.4(f).

“Merger” shall have the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.1(a).

“Merger Sub” shall have the meaning set forth in the Preamble to this Agreement.

“Net Merger Consideration” shall have the meaning set forth in Section 2.1(b).

“Nondisclosure Agreement” shall have the meaning set forth in Section 5.2.

“Non-Escrow Matters” shall have the meaning set forth in Section 8.3(b).

“Open Source License” shall mean any license or distribution model or agreement for any Open Source Technology.

“Open Source Technology” shall mean any Intellectual Property owned by, used by or licensed to Company that: (i) is distributed as or that contains, or is derived in any manner (in whole or in part) from, any Intellectual Property that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models; or (ii) requires as a condition of use, modification and/or distribution of such Intellectual Property that other Intellectual Property distributed with such Intellectual Property owned or licensed by the Company (a) be disclosed or distributed in source code form, (b) be licensed for the purpose of making derivative works, (c) be redistributable at no charge or (d) grants to any third party any rights to or immunities under the Intellectual Property and proprietary rights owned by Company.

“Order” shall have the meaning set forth in Section 3.12(b).

“Outside Date” shall have the meaning set forth in Section 7.1(b).

“Parent” shall have the meaning set forth in the Preamble to this Agreement.

“Parent Subsidiaries” shall mean the Subsidiaries of Parent.

“Paying Agent” shall have the meaning set forth in Section 2.5(b).

“Paying Agent Agreement” shall have the meaning set forth in Section 2.5(b).

“Pension Plans” shall have the meaning set forth in Section 3.18(a).

“Per Share Common Stock Amount” shall mean an amount equal to the quotient of: (i) the excess, if any, of the Net Merger Consideration over the Aggregate Preference Amount; divided by (ii) the number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time. For the avoidance of doubt, the parties hereto acknowledge and agree that the Per Share Common Stock Amount may be equal to $0.

“Permitted Liens” shall mean and include: (i) liens for current Taxes not yet due and payable; (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties; (iii) liens securing debt reflected on the Company Balance Sheet; (iv) liens recorded pursuant to any Environmental Law; or (v) liens or failures to have good and valid title which have not resulted in, and would not reasonably be expected to result in, any material liability to the Company or any of the Company Subsidiaries.

“Person” shall mean any individual, group, organization, corporation, partnership, joint venture, limited liability company, trust or entity of any kind.

“Personal Information” means, without limitation: (i) personally identifiable information or personal data as defined under any Applicable Law, including: (A) personally identifiable information as defined by Title V of the United States Gramm-Leach-Bliley Act, 15 U.S.C. §§6801, et seq., and any amendments thereto and regulations promulgated thereunder and (B) personal data as defined in the Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995, and any amendments thereto; and (ii) personal information, including a person’s name, information about a person’s sex, date of birth, age, income, address, email address, telephone number, Social Security number, state identification or driver’s license numbers, account information, PIN numbers, access and security codes, login information, health or medical information, mother’s maiden name, or credit information.

“Preliminary Merger Consideration Schedule” shall have the meaning set forth in Section 5.9(a).

“Pro Rata Share” shall have the meaning set forth in Section 8.3(b)(ii).

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Government Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Representatives” shall mean a party’s officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Required Stockholder Approvals” shall mean the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by: (i) the holders of not less than a majority of the outstanding Company Capital Stock, voting together as a single class on an as-converted to Company Common Stock basis; and (ii) the holders of not less than three-fifths (3/5) of the outstanding shares of Series E Preferred Stock, Series D Preferred Stock and Series C Preferred Stock, voting together as a single class on an as-converted to Company Common Stock basis.

“Reviewed Cash Amount” shall have the meaning set forth in Section 2.1(a)(viii).

“Reviewed Closing Balance Sheet” shall have the meaning set forth in Section 2.1(a)(iv).

“Reviewed Working Capital Amount” shall have the meaning set forth in Section 2.1(a)(iv).

“Reviewed Working Capital Overage” shall have the meaning set forth in Section 2.1(a)(viii).

“Reviewed Working Capital Shortfall” shall have the meaning set forth in Section 2.1(a)(viii).

“Series A Preference Amount” shall have the meaning set forth in Section 2.2(c).

“Series A Preferred Stock” shall mean the Series A Convertible Preferred Stock, $0.01 par value per share, of the Company.

“Series A Reduced Preference Amount” shall mean an amount equal to the quotient of: (i) the excess, if any, of the Net Merger Consideration over the Aggregate Senior / Series B Preference Amount; divided by (ii) the number of shares of Series A Preferred Stock outstanding as of immediately prior to the Effective Time. For the avoidance of doubt, the parties hereto acknowledge and agree that the Series A Reduced Preference Amount may be equal to $0.

“Series B Preference Amount” shall have the meaning set forth in Section 2.2(b).

“Series B Preferred Stock” shall mean the Series B Convertible Preferred Stock, $0.01 par value per share, of the Company.

“Series B Reduced Preference Amount” shall mean an amount equal to the quotient of: (i) the excess, if any, of the Net Merger Consideration over the Aggregate Senior Preference Amount; divided by (ii) the number of shares of Series B Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series C Base Preference Amount” shall have the meaning set forth in Section 2.2(a).

“Series C Participation Preference Amount” shall mean an amount equal to the quotient of: (i) (A) the difference of (1) the Net Merger Consideration, minus (2) the Aggregate Senior Base Preference Amount, multiplied by (B) the quotient of (1) the number of shares of Company Common Stock issuable upon conversion of all shares of Series C Preferred Stock outstanding as of immediately prior to the Effective Time, divided by (2) the sum of (X) the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, plus (Y) the number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time; divided by (ii) the number of shares of Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series C Preference Amount” shall have the meaning set forth in Section 2.2(a).

“Series C Preferred Stock” shall mean the Series C Convertible Preferred Stock, $0.01 par value per share, of the Company.

“Series C Reduced Preference Amount” shall mean an amount equal to the quotient of: (i) the product of (A) the Net Merger Consideration, multiplied by (B) the quotient of (1) the Aggregate Series C Preference Amount, divided by (2) the Aggregate Senior Preference Amount; divided by (ii) the number of shares of Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series D Base Preference Amount” shall have the meaning set forth in Section 2.2(a).

“Series D Participation Preference Amount” shall mean an amount equal to the quotient of: (i) (A) the difference of (1) the Net Merger Consideration, minus (2) the Aggregate Senior Base Preference Amount, multiplied by (B) the quotient of (1) the number of shares of Company Common Stock issuable upon conversion of all shares of Series D Preferred Stock outstanding as of immediately prior to the Effective Time, divided by (2) the sum of (X) the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, plus (Y) the number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time; divided by (ii) the number of shares of Series D Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series D Preference Amount” shall have the meaning set forth in Section 2.2(a).

“Series D Preferred Stock” shall mean the Series D Convertible Preferred Stock, $0.01 par value per share, of the Company.

“Series D Reduced Preference Amount” shall mean an amount equal to the quotient of: (i) the product of (A) the Net Merger Consideration, multiplied by (B) the quotient of (1) the Aggregate Series D Preference Amount, divided by (2) the Aggregate Senior Preference Amount; divided by (ii) the number of shares of Series D Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series E Base Preference Amount” shall have the meaning set forth in Section 2.2(a).

“Series E Participation Preference Amount” shall mean an amount equal to the quotient of: (i) (A) the difference of (1) the Net Merger Consideration, minus (2) the Aggregate Senior Base Preference Amount, multiplied by (B) the quotient of (1) the number of shares of Company Common Stock issuable upon conversion of all shares of Series E Preferred Stock outstanding as of immediately prior to the Effective Time, divided by (2) the sum of (X) the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, plus (Y) the number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time; divided by (ii) the number of shares of Series E Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series E Preference Amount” shall have the meaning set forth in Section 2.2(a).

“Series E Preferred Stock” shall mean the Series E Convertible Preferred Stock, $0.01 par value per share, of the Company.

“Series E Reduced Preference Amount” shall mean an amount equal to the quotient of: (i) the product of (A) the Net Merger Consideration, multiplied by (B) the quotient of (1) the Aggregate Series E Preference Amount, divided by (2) the Aggregate Senior Preference Amount; divided by (ii) the number of shares of Series E Preferred Stock outstanding as of immediately prior to the Effective Time.

“Share of Escrow” for: (i) each holder of Company Capital Stock shall mean the product of (x) a fraction, the numerator of which is equal to the portion of the Net Merger Consideration that such holder of Company Capital Stock is entitled to receive pursuant to Section 2.2 and the denominator of which is the total Net Merger Consideration, multiplied by (y) a fraction, the numerator of which is the aggregate amount of the Stockholders’ Escrow Fund Contribution, and the denominator of which is the aggregate amount of the Escrow Fund; and (ii) each Management Contributor, shall be that fraction set forth opposite such Management Contributor’s name on Schedule 2.4(a) of the Company Disclosure Schedule; provided, however, that the aggregate Share of Escrow (expressed as a percentage) for all holders of Company Capital Stock and for all Management Contributors shall equal one hundred percent (100%).

“Share of Stockholders’ Representative Fund” for: (i) each holder of Company Capital Stock shall mean the product of (x) a fraction, the numerator of which is equal to the portion of the Net Merger Consideration that such holder of Company Capital Stock is entitled to receive pursuant to Section 2.2 and the denominator of which is the total Net Merger Consideration, multiplied by (y) a fraction, the numerator of which is the aggregate amount of the Stockholders’ Stockholders’ Representative Fund Contribution, and the denominator of which is the aggregate amount of the Stockholders’ Representative Fund; and (ii) each Management Contributor, shall be that fraction set forth opposite such Management Contributor’s name on Schedule 2.4(a) of the Company Disclosure Schedule; provided, however, that the aggregate Share of Stockholders’ Representative Fund (expressed as a percentage) for all holders of Company Capital Stock and for all Management Contributors shall equal one hundred percent (100%).

“Software” shall mean computer programs, together with input and output formats, the applicable source or object codes, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all corrections, updates, new releases and new versions, translations, modifications, updates, upgrades, substitutions, replacements and other changes to the foregoing.

“Stockholders’ Escrow Fund Contribution” shall have the meaning set forth in Section 2.4(a).

“Stockholders’ Representative” shall have the meaning set forth in the Preamble to this Agreement.

“Stockholders’ Representative Fund” shall have the meaning set forth in Section 2.4(f).

“Stockholders’ Stockholders’ Representative Fund Contribution” shall have the meaning set forth in Section 2.4(f).

“Subsidiary”, when used with respect to any Person, shall mean any corporation or other organization, whether incorporated or unincorporated, of which: (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person (through ownership of securities, by contract or otherwise); or (ii) such Person or any Subsidiary of such Person is a general partner of any general partnership or a manager of any limited liability company.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Target Working Capital Amount” shall mean: (i) $1,300,000; plus (ii) the amount of any invoice issued after the date of this Agreement and prior to the Closing Date by the Company to the customer identified by the Company to Parent in writing as of the date hereof; minus (iii) expenses of the Company (including bonuses and/or profit sharing payments payable to Company employees) associated with or resulting from such invoice.

“Takeover Statute” shall have the meaning set forth in Section 3.22.

“Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income (gross or net), profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations imposed by law for the Taxes of another Person, including under Treasury Regulations Section 1.1502-6 and analogous provisions of foreign, state and local law, and including any liability for taxes of a predecessor entity or by virtue of being a transferee or successor of any other Person.

“Tax Return” or “Tax Returns” refers to all federal, state and local and foreign returns, schedules, estimates, information statements and reports relating to Taxes.

“WARN Act” shall mean the U.S. Worker Adjustment and Retraining Notification Act and the rules and regulations issued thereunder and any similar applicable state or local law and the rules and regulations issued thereunder.

“Welfare Plans” shall have the meaning set forth in Section 3.18(a).

“Working Capital Amount” shall mean an amount equal to the difference of the Current Assets minus the Current Liabilities.

“Written Consent, Release and Joinder” shall have the meaning set forth in the Recitals to this Agreement.

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